Exhibit 10.1

Annex

PROJECT SAINT

SALE AND PURCHASE AGREEMENT REGARDING THE
ENTIRE SHARE CAPITAL OF

CERAMTEC GMBH

CERAMTEC NORTH AMERICA CORPORATION

PST PRESS + SINTERTECHNIK SP. Z O.O.

AND

PRESS AND SINTER TECHNICS DE MEXICO, S.A. DE C.V.

TABLE OF CONTENTS

PREAMBLE		4

1.	DEFINITIONS	6

2.	SALE AND ASSIGNMENT; TRANSFER OF SHARES	11

3.	PURCHASE PRICE / PURCHASE PRICE ADJUSTMENT	13

4.	DETERMINATION OF FINAL PURCHASE PRICE	16

5.	SELLERS’ REPRESENTATIONS AND WARRANTIES	18

6.	INDEMNIFICATION BY SELLERS	26

7.	PURCHASER’S REPRESENTATIONS AND WARRANTIES	34

8.	INDEMNIFICATION BY PURCHASER	36

9.	COVENANTS	36

10.	NON-COMPETE COVENANT	48

11.	TAX MATTERS	49

12.	RESCISSION	59

13.	CONFIDENTIALITY	60

14.	PURCHASER NOMINEE	61

15.	MISCELLANEOUS	61

TABLE OF EXHIBITS AND SCHEDULES		66

SALE AND PURCHASE AGREEMENT

between

1.                                      Rockwood Specialties Group GmbH with registered business address at Königsberger Str. 1, 60487 Frankfurt am Main, Germany, registered in the Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Frankfurt am Main under HRB 57924

(hereinafter referred to as “RSGG”)

2.                                      RSGG GmbH& Co. KG with registered business address at Königsberger Str. 1, 60487 Frankfurt am Main, Germany, registered in the Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Frankfurt am Main under HRA 47508

(hereinafter referred to as “RSKG”)

3.                                      Rockwood Specialties Group, Inc. with registered business address at 100 Overlook Center, Princeton NJ, 08540, USA, registered under registration no. 3304314

(hereinafter referred to as “RSGI”)

4.                                      Knight Lux 2 S.à r.l. with registered business address at 61, Rue de Rollingergrund,2440 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under B 100.494

(hereinafter referred to as “KL 2”)

(RSKG, RSGI and KL 2 hereinafter also referred to individually as “Seller” and collectively as “Sellers”)

and

5.                                      Dido Achte Vermögensverwaltungs-GmbH (in the process of being renamed Faenza Acquisition GmbH), with registered business address at Mainzer Landstraße 46, 60325 Frankfurt am Main, Germany, and registered in Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Frankfurt am Main under HRB 96693

(hereinafter referred to as “Purchaser”)

(RSGG, Sellers and Purchaser hereinafter referred to collectively as “Parties” and individually as a “Party”).

PREAMBLE

(A)                               RSKG is the sole shareholder of CeramTec GmbH, a German limited liability company with its business address at CeramTec-Platz 1-9, 73207 Plochingen and registered in the commercial register of the local court of Stuttgart under HRB 734826 (“CeramTec”). The total share capital of CeramTec amounts to EUR 30,000,000 (thirty million Euros), consisting of 600,000 shares in the nominal amount of EUR 50.00 each (together the “CeramTecShares”).

(B)                               RSGI is the sole shareholder of CeramTec North America Corporation, a stock corporation under the laws of Delaware, with its business address at One Technology Place, Highway 14, Laurens, SC 29360, U.S.A. and filed with the Division of Corporations of the State of Delaware under no. 2243538 (“CeramTec NA”). The total share capital of CeramTec NA amounts to USD 10,000 (ten thousand U.S. Dollars), consisting of 100 shares in the nominal amount of USD 100.00 each (together the “CeramTec NA Shares”).

(C)                               KL 2 is the sole shareholder of PST Press + Sintertechnik Sp.z o.o., a limited liability company under the laws of Poland, with its business address at Odlewników 52 Street, 39-432 Gorzyce and registered in the National Court Register kept by the District Court for Rzeszów, XII Commercial Division of the National Court Register, under registration number 0000264791 (“PST Poland”). The total share capital of PST Poland amounts to PLN 50,000 (fifty thousand Polish Złoty), consisting of 100 shares in the nominal amount of PLN 500 each (together the “PST Poland Shares”).

(D)                               RSGG and KL 2 are currently the sole shareholders of Press and Sinter Technics de Mexico, S.A. de C.V., a sociedad anónima de capital variable with business address at Resurección oriente 10, Puebla, Mexico and registered in the Public Registry of Commerce of Puebla under no. 39515*2 (“PST Mexico”). The total share capital of PST Mexico amounts to MXN$ 7,848,501.00, consisting of 7,848,501 shares in the nominal amount of MXN$ 1.00 each. RSGG owns one share in PST Mexico (equalling approx. 0.000013% of the share capital) and KL 2 owns 7,848,500 PST Mexico Shares (approx. 99.999987% of the share capital, the shares owned by KL 2 the “PST Mexico Shares”). RSGG will transfer its shares in PST Mexico to RSKG prior to the Closing Date.

(E)                                RSGI and KL 2 (but no other Seller or Seller’s Affiliate that is not a Group Company) have granted certain loans to the Group Companies, all of which are set out and defined in Schedule (E) (nos. 1 to 6) and the resulting repayment receivables (unpaid principal and accrued but unpaid interest) of RSGI and KL2 collectively the “Loans”).

(F)                                 The Sellers intend to sell and transfer all of their CeramTec Shares, CeramTec NA Shares, PST Poland Shares and shares in PST Mexico (collectively the “Shares”) and the Loans and, having carried out a comprehensive due diligence review of CeramTec, CeramTec NA, PST Poland and PST Mexico (the “Companies”) and their respective Subsidiaries, the Purchaser intends to acquire all such Shares and Loans pursuant to the terms and conditions set out in this agreement (the “Agreement”).

1.                                     DEFINITIONS

“Accounting Firm”shall have the meaning set forth in Clause 4.4.1;

“Accounting Principles” shall have the meaning set forth in Clause 5.3.1;

“Affiliates” shall mean any entity controlled by, or controlling, or under the common control of another entity or person or group of persons (in each case, including indirect control, regardless of whether or not linked through any participation), and the term “control” shall have the meaning set forth in Section 15 Stock Corporation Act and Sections 290 (2) and (3) of the Commercial Code, it being understood that in relation to the Purchaser only, other portfolio companies of the funds indirectly investingin it or of funds under common management with those funds shall be deemed not to be an Affiliate of Purchaser;

“Agreement”shall have the meaning set forth in Preamble (F);

“AktG” shall mean the German Stock Corporation Act (Aktiengesetz);

“Balancing Payment” shall have the meaning set forth in Clause 4.5;

“Bank Financing” shall have the meaning set forth in Clause 9.7.2;

“BGB” shall mean the German Civil Code (Bürgerliches Gesetzbuch);

“Breach” shall have the meaning set forth in Clause6.1.1;

“Business Day” shall mean any day other than a Saturday, Sunday or public holiday in New York, London or Frankfurt am Main on which the banks in New York, London, and Frankfurt am Main are open to transact normal commercial business;

“Cash” shall have the meaning set forth in Clause 3.1.2(a);

“Cash Pool Agreements”shall have the meaning set forth in Clause9.4.1;

“CeramTec” shall have the meaning set forth in the Preamble (A);

“CeramTec Malaysia” means CeramTec Innovative Ceramik Engineering (M) Sdn. Bhd;

“CeramTec Shares” shall have the meaning set forth in the Preamble (A);

“CeramTec NA” shall have the meaning set forth set forth in Preamble (B);

“CeramTec NA Shares” shall have the meaning set forth in Preamble (B);

“CeramTec Profit Pooling Accounts” shall have the meaning set forth in Clause 9.3.1;

“CeramTec Suzhou” means CeramTec Suzhou Ltd.;

“Cerasiv” means Cerasiv GmbH Innovatives Keramik-Engineering;

“Claim Addressee” shall have the meaning set forth in Clause 6.10;

“Closing” shall have the meaning set forth in Clause 3.3;

“Closing Date” shall have the meaning set forth in Clause 3.3;

“Closing Financial Statements” shall have the meaning set forth in Clause 4.1;

“Closing Memorandum” shall have the meaning set forth in Clause 3.6;

“Code” means the Internal Revenue Code of 1986, as amended;

“Combined Financial Statements and MD&A” shall have the meaning set forth in Clause 5.3.1;

“Companies” shall have the meaning set forth in Preamble (F);

“Competition” shall have the meaning set forth in Clause 10.1;

“Conditions Precedent” shall have the meaning set forth in Clause 2.3;

“Continuing U.S. Employee” shall have the meaning set forth in Clause 9.9.1;

“Controlled VAT Members” shall have the meaning set forth in Clause 11.4.1;

“Data Room” means

(a)                                the virtual data room “Saint” hosted by Merrill Corporation, which was prepared by the Group and was available to Purchaser from May 6, 2013 to June 11, 2013, 24:00 h CEST;

(b)                                the physical data room made available at the offices of Willkie Farr & Gallagher LLP, Frankfurt am Main, and its contents as made available to the Purchaser on May 16, 2013 (part 1) and on May 31, 2013 (part 2).

“Deferred Purchase Price Amount”shall have the meaning set forth in Clause 3.4.1;

“Disclosed Information” shall mean

(a)                                this Agreement and all of its schedules and exhibits;

(b)                                any information contained in the Data Room including any answers provided through the Q&A process; as well as

(c)                                 any document, written information, including e-mails, and all other information that was made available to Purchaser, any of its Affiliates, or each of Purchaser’s or its Affiliates’ directors, officers, employees, advisors, experts, bankers or financing sources or any other representatives in relation to the transaction contemplated by this Agreement; as well as

(d)                                any information previously known to the Purchaser;

“Dispute Notice” shall have the meaning set forth in Clause 4.2;

“Enterprise Agreements” shall have the meaning set forth in Clause 5.2.7;

“Enterprise Value” shall have the meaning set forth in Clause 3.1.1;

“Environmental Contamination” shall have the meaning set forth in Clause 5.9.2;

“Equity Syndication” shall have the meaning set forth in Clause 9.7.2;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Escrow Account” shall have the meaning set forth in Clause 3.4.1;

“Financial Indebtedness” shall have the meaning set forth in Clause 3.1.2(b);

“Financing” shall have the meaning set forth in Clause9.7.2;

“Group” shall mean the Companies and their Subsidiaries as of the Signing Date;

“Group Company” shall refer to any member of the Group;

“Hazardous Materials” shall have the meaning set forth in Clause 5.9.2;

“High Yield Financing” shall have the meaning set forth in Clause 9.7.2;

“HGB” shall mean the German Commercial Code (Handelsgesetzbuch);

“Intellectual Property Rights” are all rights arising from or acquired through registration, disclosure or use (including patents, utility models, design rights, trademarks and business name rights), rights to inventions, know-how, copyrights as well as internet domains excluding rights to software and data bases;

“KL 2” shall have the meaning set forth in the introduction;

“KL 2 Loan” shall have the meaning set forth in Schedule (E);

“Loans” shall have the meaning set forth in Preamble (E);

“Long Stop Date” shall have the meaning set forth in Clause 12.1.1;

“Losses” shall have the meaning set forth in Clause 6.2;

“Material Company” shall have the meaning set forth in Clause 5.7.2;

“Material IP” shall be such Intellectual Property Rights that are material to the business of any Group Company using or relying on such Intellectual Property Rights. For the avoidance of doubt, the combined (taken as a whole) Intellectual Property Rights underlying the DeltaMotion and Biolox products shall constitute Material IP;

“Net Working Capital” shall have the meaning set forth in Clause 3.1.2(c);

“P&L Agreement” shall have the meaning set forth in Clause 5.2.7;

“Party” or “Parties” shall have the meaning set forth in the introduction;

“Preliminary Purchase Price” shall have the meaning set forth in Clause 3.2;

“PST Mexico” shall have the meaning set forth in Preamble (D);

“PST Mexico Shares” shall have the meaning set forth in Preamble (D);

“PST Poland” shall have the meaning set forth in Preamble (C);

“PST Poland Shares” shall have the meaning set forth in Preamble (C);

“Purchase Price” shall have the meaning set forth in Clause 3.1;

“Purchaser” shall have the meaning set forth in the introduction;

“Purchaser’s Claim” shall have the meaning set forth in Clause 6.3;

“Purchaser’s Knowledge”shall have the meaning set forth in Clause 6.3.1;

“Purchaser Nominee” shall mean such one or more entities, irrespective of its or their corporate form or jurisdiction of incorporation, controlled by or under common control with the Purchaser which may be notified to the Sellers by the Purchaser without undue delay but no later than five (5) Business Days prior to the Closing Date to acquire all or any of the PST Poland Shares, the PST Mexico Shares and/or the CeramTec NA Shares, as may be specified in such notification;

“Qualified Plan”shall have the meaning set forth in Clause 5.7.7;

“Reference Net Working Capital” shall have the meaning set forth in Clause 3.1.2(c);

“Regulatory Clearances” shall have the meaning set forth in Clause 2.4.1;

“Relevant Principles” shall have the meaning set forth in Clause 11.7.1;

“Relevant Tax Matter” shall have the meaning set forth in Clause 11.7.3;

“RSGG” shall have the meaning set forth in the introduction;

“RSGG Loan 1”shall have the meaning as defined in Schedule (E);

“RSGG Loan 2”shall have the meaning as defined in Schedule (E);

“RSGI” shall have the meaning set forth in the introduction;

“RSGI Loan 1” shall have the meaning as defined in Schedule (E);

“RSGI Loan 2” shall have the meaning as defined in Schedule (E);

“RSI Loan 1” shall have the meaning as defined in Schedule (E);

“RSI Loan 2” shall have the meaning as defined in Schedule (E);

“RSKG”shall have the meaning set forth in the introduction;

“Securities Act” shall have the meaning set forth in Clause 9.7.2;

“Sellers” shall have the meaning set forth in the introduction;

“Sellers’ Beneficiaries” shall have the meaning set forth in Clause 8.1;

“Shares” shall have the meaning set forth in Preamble (F);

“Signing Date” shall mean the date hereof;

“Subsidiary” shall mean any controlled direct or indirect subsidiary within the meaning of Section 16 AktG and “Subsidiaries” means all of them;

“Subsidiary Shares” shall have the meaning set forth in Clause 5.2.4;

“Target Closing Date” shall mean either August 31, 2013 or September 30, 2013 as agreed in good faith between RSKG and the Purchaser, provided that if no such agreement is reached before the beginning of the applicable ten (10) Business Day period set out in Clause 3.3, the “Target Closing Date” shall be the last calendar day of the calendar month in which Closing would fall pursuant to Clause 3.3;

“Taxes”shall have the meaning set forth in Clause 11.1.1;

“Tax Authority”shall have the meaning set forth in Clause 11.1.2;

“Tax Benefits” shall have the meaning set forth in Clause 11.2.4;

“Tax Indemnification Claim” shall have the meaning set forth in Clause 11.2.1;

“Tax Litigation” shall have the meaning set forth in Clause 11.7.5;

“Tax Refund” shall have the meaning set forth in Clause 11.3.1;

“Tax Returns” shall have the meaning set forth in Clause 11.7.1;

“Third Party Claim” shall have the meaning set forth in Clause 6.10;

“to Sellers’ Knowledge” shall mean the actual knowledge (positive Kenntnis) as of the date hereof of the persons specified in Schedule 1;

“U.S. Benefit Plan” shall have the meaning set forth in Clause 5.7.4;

“U.S. Companies” shall have the meaning set forth in Clause 5.7.4;

“U.S. Company Benefit Plans” shall have the meaning set forth in Clause 5.7.5;

“Working Capital Adjustment” shall have the meaning set forth in Clause 3.1.2(c).

2.                                     SALE AND ASSIGNMENT; TRANSFER OF SHARES

2.1                              Hereby, with effect in rem as of the Closing Date, 24:00 h CEST;

2.1.1                     RSKG sells and transfers

(a)                                the CeramTec Shares; and

(b)                                its shares in PST Mexicosubstantially in the form of the transfer agreement attached hereto as Schedule 2.1.3(b); and

2.1.2                     RSGI sells and transfers

(a)                                the CeramTec NA Shares;

(b)                                the RSI Loan;

(c)                                 the RSI Loan 2;

(d)                                the RSGI Loan 1;

(e)                                 the RSGI Loan 2; and

2.1.3                     KL 2 sells and transfers

(a)                                subject to Clause 9.8, the PST Poland Shares substantially in the form of the transfer agreement attached hereto as Schedule 2.1.3(a);

(b)                                its PST Mexico Shares substantially in the form of the transfer agreement attached hereto as Schedule 2.1.3(b); and

(c)                                 the KL 2 Loan

2.1.4                     RSGG sells and transfers

(a)                                the RSGG Loan 1; and

(b)                                the RSGG Loan 2

to the Purchaser; the Purchaser hereby accepts the sale and transfer of the Shares and the Loans.

2.2                              Each sale and transfer of the Shares specified in Clause 2.1 shall include all ancillary rights and benefits as well as, subject to this Agreement, obligations arising from those Shares, including dividend rights to all profits not yet distributed to the relevant Seller as of the Closing Date.

2.3                              If the Purchaser nominates one or morePurchaser Nominee(s), and subject to Clause 14:

2.3.1                     each Purchaser Nominee shall be deemed to be the purchaser in relation to thoseShares and Loans in respect of which it is nominated and those Shares and Loansshall then be sold and transferred to it under this Agreement; and

2.3.2                     the Purchaser shall procure that no later than at the Closing any Purchaser Nominee accedes to this Agreement (which the other Parties hereby consent to) and acceptsthe sale and transfer in respect of those Shares and Loans for which it is nominated on the terms of this Agreement.

2.4                              The transfers of the Shares and Loans pursuant to Clause 2.1 are subject only to the fulfillment of each of the following conditions precedent (aufschiebende Bedingungen) (the “Conditions Precedent”), except to the extent a Condition Precedent has been waived in accordance with Clauses 2.6 and 2.7 below:

2.4.1                     approval of the transaction by all relevant authorities in respect of the filings or approvals specified in Schedule 2.4.1, whether or not conditions or obligations are imposed which could affect the Purchaser, and/or all applicable waiting periods in connection therewith having expired or terminated (the “Regulatory Clearances”);

2.4.2                     registration of the change of CeramTec’s fiscal year in the relevant commercial register to end on the Target Closing Date;

2.4.3                     receipt of the full amount of the Preliminary Purchase Price less the Deferred Purchase Price Amount as specified in Clause 3.4.1 on the Escrow Account; and

2.4.4                     release or irrevocable agreement to release ofthe guarantees granted by, andall security interests over the shares and assets of, each of

(a)                                CeramTec NA; and

(b)                                Durawear Corporation;

in each case in a form reasonably satisfactory to Purchaser, effective at the latest upon receipt of the Preliminary Purchase Price pursuant to Clause 3.4.1.

2.5                              CeramTec has approved the transfer of the CeramTec Shares to the Purchaser pursuant to the declaration of consent, a true copy of which is attached as Exhibit 2.5.RSKG has approved the transfer of the CeramTec Shares to the Purchaser pursuant to the declaration of consent, a true copy of which is also attached as Exhibit 2.5.

2.6                              The Condition Precedent set out in Clause 2.4.3 may be waived fully or partially by the Sellers with effect for all Parties by giving written notice to the Purchaser.

2.7                              The Condition Precedent set out in Clause 2.4.4 may be waived fully or partially by the Purchaser by giving written notice to the Sellers.

3.                                     PURCHASE PRICE / PURCHASE PRICE ADJUSTMENT

3.1                              The Purchaser shall pay, as consideration for the transfer of the Shares and Loans, the aggregate of:

3.1.1                     an amount of EUR 1,490,000,000(one billion four hundred ninety million Euros) (“Enterprise Value”), which shall be attributed to the Shares sold by each Seller in accordance with Schedule 3.1.1;

3.1.2                     and as of the Closing Date, 24:00 h CEST on a combined basis for the Group

(a)                                plus the aggregate amount of cash as defined in Schedule 3.1.2(a) (“Cash”),

(b)                                less the aggregate amount of financial indebtedness as defined in Schedule 3.1.2(b) (“Financial Indebtedness”),

(c)                                 plus or less, as the case may be, any amount, by which the aggregate amount of net working capital as defined in Schedule 3.1.2(c)-1 (“Net Working Capital”) exceeds or falls short of the net working capital amount set out in Schedule 3.1.2(c)-2 (the “Reference Net Working Capital”) by more than EUR 1,000,000 (such amount, if any, the “Working Capital Adjustment”), provided, that Cash, Financial Indebtedness and the Working Capital Adjustment shall be attributed to the Shares sold by each Seller as per Schedule 3.1.2(a), Schedule 3.1.2(b) and Schedule 3.1.2(c)-1 respectively, and

3.1.3                     plus an amount equal to the nominal value of the Loans (plus accrued interest) as of the Closing Date (as defined below) to each Loan (to the extent not repaid by the relevant Group Company as ator before Closing)

(the “Purchase Price”).

3.2                              At the latest ten (10) Business Days prior to the anticipated Closing Date, the Sellers shall notify the Purchaser of the estimated purchase price(the “Preliminary Purchase Price”) which must not exceed EUR 1,550,000,000 (one billion five hundred and fifty million Euros) together with (i) a good faith estimate of the Cashand Financial Indebtedness and Working Capital as of 24:00 h CEST on the Closing Date upon which the calculation of the Preliminary Purchase Price was based, and (ii) the final amounts to be repaid by the Sellers pursuant to Clause 3.4.2. The Sellers shall discuss and review any comments or objections made by the Purchaser to the Preliminary Purchase Price or to any amount set out in or underlying such notification or calculation with the Purchaser in good faith. Absent any other agreement between the Seller and Purchaser or manifest errors the Preliminary Purchase Price as notified by the Sellers shall be binding upon the Parties. The final Purchase Price shall be determined in accordance with Clause 4.

3.3                              The Preliminary Purchase Price lessthe Deferred Purchase Price Amount shall be due and payable, and thereby the closing (Vollzug) of the assignment of the Shares and the Loans (the “Closing”) shall take place at 24:00 h CEST on the last day of the month, ending no earlier than the tenth (10th) Business Day after the Conditions Precedent set out in Clauses 2.4.1, 2.4.2 and2.4.4 above have been satisfied, but no earlier than August 31, 2013, or on such other day as may be agreed upon by the Parties in writing (message by facsimile to be sufficient) (the “Closing Date”).

3.4                              No later than on the Closing Date, but following receipt by the Purchaser of satisfactory documentation evidencing fulfilment of the Conditions Precedent set out in Clauses 2.4.1, 2.4.2 and2.4.4:

3.4.1                     the Purchaser shall pay the Preliminary Purchase Price less an amount of EUR 150,000,000 (one hundred fifty million Euros)(the “Deferred Purchase Price Amount”) into the account specified in the final escrow agreement referred to in Clause 3.5 or such other account as may be notified by the escrow agent no later than ten (10) Business Days prior to the Target Closing Date (the “Escrow Closing Account”) in full satisfaction of its obligations to the Sellers under Clause 3.3 (mit schuldbefreiender Wirkung) for value on the Closing Date;

3.4.2                     the Sellers shall pay to those persons entitled thereto, such amounts as may be required to effect the release contemplated pursuant to Clause 2.4.4 above.

3.5                              The Parties shall, without undue delay after the Signing Date, enter into the escrow agreement substantially in the formset out in Schedule 3.5 with an escrow agent to be mutually agreed among the Parties and governing the release of the Preliminary Purchase Price from the Purchaser to the Sellers.

3.6                             After performance of the obligations set out in Clauses 3.4 and 3.5, the Parties shall execute a Closing Memorandum substantially in the form set out in Schedule 3.6 (the “Closing Memorandum”), which shall record the actions taken at closing.

3.7                              No later than on the third (3rd) Business Day after the Closing Date, Purchaser shall or shall procure that on its behalf, the Deferred Purchase Price Amount (for the avoidance of doubt without any interest thereon) is paidto the following bank account:

ACCOUNT NUMBER:	190 900 100
ACCOUNT HOLDER:	RSGG GmbH & Co. KG
BANK:	Deutsche Bank AG, Köln
BANK CODE:	370 700 60
BIC:	DEUTDEDKXXX
IBAN:	DE95 3707 0060 0190 9001 00

or such other account notified to Purchaser in writing no later than ten (10) Business Days prior to Target Closing Date.

3.8                              All payments under or in connection with this Agreement shall be made by irrevocable wire transfer of immediately available Euro-denominated (or, where applicable in case of the Loans, US Dollar-denominated) funds, free of all taxes, bank charges and other deductions (except those of the recipient’s bank).

3.9                              If any payment under or in connection with this Agreement:

3.9.1                     falls due on a Saturday, Sunday or public holiday in New York, London or Frankfurt am Main such payment shall be payable on the next Business Day; or

3.9.2                     is not made in full when due, the outstanding amount shall bear interest at the higher rate of (i) 1100 bps per annum above the three (3) months EURIBOR (Reuters / Telerate, pages 248 and 249) for equivalent amounts (calculated on the basis of 360 days/year) or (ii) 12% per annum, each from and including the date the payment was due up to and including the date of actual payment.

3.10                       The Parties are of the opinion that the transactions contemplated by this Agreement do not constitute a sale of a going concern (keine Geschäftsveräußerung im Ganzen) and are not subject to German VATand the Parties agree not to take any measures to the effect that German VAT would become due.The Sellers undertake not to opt to treat the transactions contemplated hereunder as being subject to VAT (or other tax of a similar nature in any jurisdiction). To the extent that the transactions contemplated in this Agreement are subject to VAT (or any other tax of a similar nature in any jurisdiction), the Purchaser shall pay such VAT (or any other tax of a similar nature in any jurisdiction) in addition to the Purchase Price, but only to the extent such VAT (or such other tax) is not triggered by any of the Sellers or any of their Affiliates. VAT (or any other tax of a similar naturein any jurisdiction) is due for payment as soon as the Purchaser has received from the Sellers an invoice which complies with the provisions of Section 14 of the German VAT Code (UStG) or applicable provisions in other jurisdictions. Any interest, penalties or similar charges levied on, or in connection with, VAT (or any other tax of a similar nature), if any, shall be borne by the Purchaser; sentence 2, 2nd half shall apply mutatis mutandis.

4.                                     DETERMINATION OF FINAL PURCHASE PRICE

4.1                              The Purchase Price shall be finally and irrevocably determined based on the combinedfinancial statements of the Group as of the Closing Date (“ClosingFinancial Statements”).

4.1.1                     The Closing Financial Statements shall consist of

(a)                                a combined balance sheet, a combined profit and loss statement and a statement of Cash, Financial Indebtedness (including nominal amounts and accrued but unpaid interest of the Loans) and Net Working Capital; as well as

(b)                                a statement of Purchase Price resulting therefrom pursuant to this Agreement and the deviation (if any) from the Preliminary Purchase Price,

4.1.2                     and, to the extent not otherwise defined in the definitions of Cash, Financial Indebtedness and Net Working Capital, shall be prepared applying (i) the Accounting Principles on a consistent basis, applying (to the extent in accordance with law) the same policies, procedures, practices and election rights as applied in the preparation of the Combined Financial Statements and MD&A (as defined below) and (ii) IFRS as in force as of the Closing Date. For the avoidance of doubt, to the extent of any inconsistency between them (i) shall take precedence over (ii).

4.1.3                     The Purchaser shall prepare the Closing Financial Statements after the Closing and shall have them reviewed by Deloitte & Touche GmbH, Stuttgart, and shall submit them to the Sellers as soon as reasonably possible, but not later than three (3) months after the Closing Date.

4.2                              The Purchase Price shall be deemed accepted by the Sellers and shall become binding upon the Parties unless Sellers, within twenty (20) Business Days following the receipt of the Closing Financial Statements from the Purchaser, object to Purchaser in writing, describing the deviations in fixed amounts and in detail the backgrounds and reasons for each of those items to which the Sellers object (the “Dispute Notice”). Sellers shall be deemed to have agreed with all items and amounts to which they do not object in the Dispute Notice, which items and amounts shall become binding between the Parties.

4.3                              In the event the Sellers deliver a Dispute Notice within the time period set out in Clause 4.2, the Parties shall use reasonable good faith efforts to resolve the dispute within ten (10) Business Days after the delivery of the Dispute Notice.

4.4                              If the Sellers and the Purchaser are unable to resolve such dispute within such ten (10) Business Days, then:

4.4.1                     The items that are set out in the Dispute Notice and which have not been resolved may be submitted by either of them to KPMG (the “Accounting Firm”) with a scope of assignment to be agreed amongst the Parties in good faith between the date hereof and the Closing Date.

4.4.2                     If the Accounting Firm does not confirm that it will act as the accounting firm in accordance with the provisions set forth herein within ten (10) Business Days after the items in dispute have been submitted to it, the Frankfurt office of another nationally recognized firm of independent public accountants shall act as the Accounting Firm either as mutually agreed between the Sellers and the Purchaser or, if such an agreement is not reached within an additional ten (10) Business Days, as appointed, upon the request of either the Sellers or the Purchaser, by the German Institute of Public Auditors in Düsseldorf (Institut der Wirtschaftsprüfer in Deutschland e.V.) on terms reasonably acceptable to such Accounting Firm.

4.4.3                     The Purchaser, the Sellers and the Accounting Firm shall be given reasonable access to all relevant records of the Group Companies to calculate the Cash, the Financial Indebtedness and the Net Working Capital as of the Closing Date.

4.4.4                     The Sellers and the Purchaser will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters set forth in the Dispute Notice and to discuss such matters with the Accounting Firm.

4.4.5                     The Accounting Firm shall be instructed to promptly deliver to the other Parties copies of all documents and other data made available to the Accounting Firm by the Sellers or the Purchaser, as applicable.

4.4.6                     The Accounting Firm shall act as an expert (Schiedsgutachter, Section 317 BGB), and not as an arbitrator, to calculate, based solely on the written submissions by the Parties and not by independent investigation, the Cash, the Financial Indebtedness and/or the Net Working Capital as of the Closing Date and shall be instructed that its calculation (i) must be made in accordance with the standards and definitions in this Agreement, and (ii) with respect to each item in dispute, must be within the range of values established for such item by the Dispute Notice and the Closing Financial Statements as

prepared by the Purchaser. The Accounting Firm shall submit such calculation to the Parties as soon as practicable, but in any event within thirty (30) Business Days after the remaining issues in dispute are submitted to the Accounting Firm. Absent manifest errors, the determination by the Accounting Firm of the Cash, the Financial Indebtedness and/or the Net Working Capital as set forth in a written notice delivered to the Sellers and the Purchaser by the Accounting Firm in accordance with this Agreement will be binding and conclusive on the Parties (Section 319 para. 1 and 2 BGB shall not apply) and shall not be subject to any appeal.

4.5                              Any difference between the Purchase Price and the Preliminary Purchase Price paid on the Closing Date shall be settled within ten (10) Business Days from the date upon which the determination of the final Purchase Price becomes binding in accordance with this Clause 4 and such difference shall be allocated to the Companies as set forth in Schedule 3.1.1. The Sellers shall repay to the Purchaser any payment made by the Purchaser in excess of the Purchase Price if applicable and, in the event the Purchase Price exceeds the Preliminary Purchase Price, the Purchaser shall pay to the Sellers an amount equivalent to the difference (a “Balancing Payment”). Any Balancing Payment shall be made into such account(s) as notified by the receiving Party together with interest thereon at a rate of 300 bps per annum above the three (3) months EURIBOR for equivalent amounts (as specified in and calculated according to Clause 3.9.2(i)) from and including the Closing Date up to and including the date of payment, such payment to be made no later than ten (10) Business Days from the date upon which the determination of the final Purchase Price becomes binding in accordance with this Clause 4.

5.                                     SELLERS’ REPRESENTATIONS AND WARRANTIES

5.1                              Nature of Representations and Warranties

5.1.1                     The Parties have discussed and negotiated if, and to what extent, the Sellers shall be liable for defects relating to the Shares and the Loans (provided that to the extent such Loans and/or Shares are sold and transferred by RSGG, RSGG shall be deemed to be a Seller for the purposes of the representations and warranties given under this Clause 5.1.1 and the related legal consequences), or the business of the Group and have decided to depart from the statutory warranties regarding sold goods (gesetzliche Kaufgewährleistung). They have agreed to replace the statutory system and provide for an independent catalogue of specific rights of the Purchaser individually agreed and set forth in this Clause 5.

5.1.2                     The Purchaser confirms that it has had access to detailed information from and about the Companies and has completed an in-depth due diligence review prior to the signing of this Agreement. Consequently, the representations and warranties given by the Sellers are limited solely to those expressly set out in Clauses 5.2 to 5.10 of this Agreement and no other representations, warranties, indemnities or guarantees are given, or any liability assumed, by any Seller whether expressly, implicitly or by law in relation to the business of the Group. Any liability of the Sellers arising hereunder shall be exclusively governed by this Agreement.

5.1.3                     The representations and warranties of the Sellers pursuant to Clause 5.2 to 5.10shall not constitute guarantees (Garantien) within the meaning of Section 444 BGB, but shall constitute separate, independent obligations of the Sellers. Subject to the limitations of liabilities (including certain deductibles and caps) and the explicit restrictions of certain legal rights, in particular (but not limited to) under Clause 6, which limitations and restrictions shall form an integral part of each warranty and representation, the Sellers represent and warrant to the Purchaser, as several debtorssubject to Clause 6.7, by way of an independent guarantee (selbständiges Garantieversprechen) pursuant to Section 311 para. 1 BGB, that the statements set out in Clause 5.2 to5.10 are true and correct as of the date hereof and, with respect to the statements pursuant to Clause 5.2.1through 5.2.8 only, the Closing Date, except in each case where such statement is made with respect to a specific point in time, in which case such statement shall only be made as of that specific point in time.

5.2                              Corporate

5.2.1                     Each Seller has the full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby and such transactions have been duly authorised by all necessary corporate action on the part of each such Seller.

5.2.2                     The statements in Preamble (A) through (E) in respect of the Companies and the Loans are correctsave to the extent any variation is permitted under this Agreement.

5.2.3                     Each Seller is the sole owner of those Shares and Loans sold and transferred by it pursuant to Clause 2.1.

5.2.4                     The shares in each of the Subsidiaries are owned by the Group Companies as specified in Schedule 5.2.4 (the “Subsidiary Shares”).Each Group Company has been duly established and validly exists under the laws of the jurisdiction of its incorporation.

5.2.5                     The Shares and the Subsidiary Shares are validly issued, fully paid-in either in cash or in kind without any repayments of capital (excluding for the avoidance of doubt dividends or distributions of distributable profits) having been made and are non-assessable. No Seller or Group Company is under any obligation to grant or issue any shares or other equity securities or options or securities convertible into shares or equity securities.

5.2.6                     At the Closing, the Loans, the Shares and the Subsidiary Shares will, subject only to the fulfilment of the Condition Precedent set out in Clause 2.4.4, be unencumbered and free from any third parties’ rights, save only to the extent

(a)                                the survival or creation of third party rights is caused (in whole or in part) by Purchaser or its financing sources, in particular if Purchaser creates new third party rights; or

(b)                                such third party rights are only for the benefit of other Group Companies.

5.2.7                     Except for the profit and loss pooling agreement (Gewinnabführungsvertrag) dated as of June 16, 2004 (the “P&L Agreement”), and domination agreement (Beherrschungsvertrag) dated as of August 22, 2007, each between RSGG and CeramTec (collectively the “Enterprise Agreements”), there exist no control agreements, profit and loss transfer agreements or other enterprise agreements within the meaning of Section 291 AktG (or any comparable provision in any other jurisdiction in which a Group Company is incorporated) between any Seller or its Affiliates and any of the Group Companies.

5.2.8                     No Group Company is insolvent, in material payment default or over-indebted and no insolvency proceedings have been initiated or opened.There exist no circumstances pursuant to which any such procedures should have been or should be initiated or opened nor do any circumstances exist under any applicable bankruptcy or insolvency laws which would justify the avoidance of this Agreement and, to Sellers’ Knowledge, no third party has initiated or threatened to initiate such proceedings.

5.3                              Financial

5.3.1                     The “Combined Financial Statements and the Combined Management Discussion and Analysis of CeramTec-Group (Advanced Ceramics)” as per December 31, 2012 as prepared by CeramTec GmbH, Plochingen and audited by Deloitte & Touche GmbH, Stuttgart, copies of which have been delivered to the Purchaser prior to the date hereof (hereinafter referred to as “Combined Financial Statements and MD&A”),

(a)                                were prepared in accordance with the Accounting Principles; and

(b)                                fairly present in all material respects

(i)                                    the consolidated financial position; and

(ii)                                 the result of operations

of the Group’s business (taken as a whole) with respect to the twelve-months period ending December 31, 2012.

“Accounting Principles” shall mean IFRS as applicable in the EU and the regulations under German commercial law as supplementary applicable pursuant to Section 315a (1) HGB with respect to the group of entities referred to in Section 1 of the notes to the Combined Financial Statements and MD&A.

5.3.2                     No Group Company has assumed any sureties (Bürgschaften), guarantees (Garantien) or similar obligations to secure any liabilities of the Sellers or their Affiliates (other than Group Companies) each exceeding an amount of EUR 250,000 (two hundred fifty thousand Euros), unless specified in Schedule 5.3.2.

5.3.3                     None of the Group Companies has any obligation to pay any brokerage, finder’s or other fees, or commission to any investment banker, broker, finder, agent or adviser, with respect to this Agreement and the preparation or consummation of the transactions contemplated herein, provided that this shall not prevent Sellers from charging fees to any Group Company under any service agreement existing as of the date hereof, including, for the avoidance of doubt, in relation with the preparation and audit of financial statements of the Group Companies including the ones mentioned under Clause 5.3.1 for the current fiscal year as well as for prior years.

5.3.4                     For the avoidance of doubt, Sellers do not assume any warranty in relation to the Loans, except as set out in Clause 5.2, and Sellers shall not, and shall procure that none of Sellers’ Affiliates shall, make any claim under such Loans after the Signing Date.

5.4                              Real Estate

5.4.1                     Schedule 5.4.1 contains a complete list of all material real estate owned by any Group Company. The real estate is free of any material charges and encumbrances, as well as material rights of third parties of any kind, except where

(a)                                these do not materially impair the Group Companies’ (taken as a whole) ability to conduct its business as presently conducted; or

(b)                                as specified in Schedule 5.4.1 and except as registered in the respective land registers.

5.4.2                     Schedule 5.4.2 contains a complete list of all lease agreements regarding real estate leased by any Group Company involving an annual financial burden of more than EUR 500,000 (five hundred thousand Euros) in each individual case.

5.5                              Intellectual Property

5.5.1                     The list of Intellectual Property Rights in Schedule 5.5.1 comprises (among others) all registered Material IP.

5.5.2                     The Group Companies are the unrestricted legal and beneficial owners of the Material IP. The Group Companies can freely dispose over the Material IP and none of the Material IP is (i) encumbered with any rights of any third party or (ii) subject to any non-registered or other pending transfer or any other disposition, sale or other contractual arrangement creating an obligation to transfer or to create, change or abolish any encumbrances or third party rights, except as specified in Schedule5.5.1.

5.5.3                     The Material IP is in full force and effect and all maintenance and other fees have been duly paid.

5.5.4                     Any invention made by employees of one of the Group Companies which has been reported in compliance with the German employee inventors act (Arbeitnehmererfindungsgesetz) or any equivalent law or rule in any other jurisdiction in which the Group operates prior to the Closing Date has been duly claimed and any corresponding inventor remuneration due prior to the Closing Date has been paid in full as and when due.

5.5.5                     Except as listed in Schedule 5.5.5, to Sellers’ Knowledge, no third party has in writing challenged or threatened to challenge the Material IP and no prior or existing proceedings have or will have a material detrimental effect on the Material IP. To Sellers’ Knowledge, the Material IP does not infringe any rights of any third party nor is it infringed by any third party.

5.6                              Operations

5.6.1                     The Group Companies holdall material permits, licenses and approvals required under public law for the operation of its business and material for the business of the Group taken as a whole (conducted as of the date hereof); and the Group’s business is conducted in all material aspects in accordance with these material permits, licenses or approvals.

5.6.2                     Schedule 5.6.2 contains a true and complete list of all public grants and subsidies, each exceeding an amount of EUR 1,000,000.00 (one million Euros) in each individual case, received by the Group Companies and that provide for any ongoing or contingent obligation of the Group Companies.

5.6.3                     Schedule 5.6.3 contains a list of the ten largest suppliers and of the ten largest customers of the Group for the fiscal year ended December 31, 2012. To Sellers’ Knowledge, none of these customers or suppliers has terminated any agreement with the Group Companies.

5.6.4                     The Group Companies own or are entitled to use all current and fixed assets (including Material IP) which are material for the business of the Group (taken as a whole) as conducted on the date hereof.

5.6.5                     To Sellers’ Knowledge, the assets referred to in Clause 5.6.4 are not encumbered with any liens, pledges or other rights in favor of any third party,except forthe following, and in each such case then only to the extent securing liabilities of Group Companies:

(a)                                retention of title rights, liens, pledges in favor of suppliers, mechanics, workmen, carriers, landlords and the like arising by operation of law;

(b)                                security rights granted to banks and other financial institutions over cash and other assets deposited with such banks and financial institutions;

(c)                                 encumbrances or rights of third parties created under applicable law including pledges and other security rights in favor of tax authorities or other governmental entities; and

(d)                                any such rights created under the agreements listed in Schedule 5.6.5(d).

5.6.6                     Except as set out in Schedule 5.6.6, since January 1, 2013, the business of each Material Company has in all material respects been conducted in the ordinary course of business consistent with past practice and in within the limits set out in Clauses 9.1.2 to 9.1.10.

5.7                              Employment and Benefits

5.7.1                     Except as specified in Schedule 5.7.1 and except as provided by law, no Group Company is a party to any material agreements regarding, or promises of, special rights (in particular special termination rights), payments or benefits to members of corporate organs of any Group Company, which they could exercise only as a result of the transactions contemplated under this Agreement.

Neither the Sellers, nor RSGG nor any of their Affiliates have agreed to pay or paid any such or similar benefit to any members of the corporate organs of any Group Company except as previously disclosed to the Purchaser in writing.

5.7.2                     Schedule 5.7.2 contains a list of all effective works agreements, reconciliations of interests (Interessenausgleiche) and social plans (Sozialpläne) that apply at any of CeramTec, CeramTec NA, CeramTec Czech Republic s.r.o., CeramTec ETEC GmbH, Emil Müller GmbH, CeramTec Suzhou and CeramTec Malaysia (each and any of them a “Material Company”), in each case to the extent that these are material to the Group’s business taken as a whole and as conducted as of the date hereof.

5.7.3                     Schedule 5.7.3 contains a list of all material pension schemes (Zusagen auf und aus betrieblicher Altersversorgung) that, to Sellers’ Knowledge, exist at any Group Company.

5.7.4                     Schedule 5.7.4 contains a complete list of any material “employee benefit plan” as defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA) and each bonus, stock option, equity compensation or other incentive plan that is sponsored or maintained by any Group Company or any of their Affiliates or to which any Group Company or any of their Affiliates is required to make contributions, for the benefit of persons who are or were actively employed with CeramTec NA or Durawear Corporation (the “U.S. Companies”) (each a “U.S. Benefit Plan”).

5.7.5                     Schedule 5.7.4 further identifies those U.S. Benefit Plans that are sponsored or maintained solely by one or more of the U.S. Companies (“U.S. Company Benefit Plans”).

5.7.6                     To Sellers’ Knowledge, each U.S. Company Benefit Plan has been and is operated in compliance, in all material respects, with its terms and all applicable provisions of ERISA, the Code and all other applicable laws and regulations.

5.7.7                     Schedule 5.7.4 further identifies each U.S. Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (each a “Qualified Plan”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan.

5.7.8                     Except as set forth in Schedule 5.7.8, with respect to each U.S. Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, to Sellers’ Knowledge:

(a)                                no U.S. Company Benefit Plan is considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA;

(b)                                there does not exist a failure to satisfy the minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), except where waived;

(c)                                 no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred within the preceding three (3) years;

(d)                                all premiums to the Pension Benefit Guaranty Corporation have been paid in full; and

(e)                                 the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such U.S. Company Benefit Plan.

5.7.9                     To Sellers’ Knowledge, no Group Company is a party — be it as plaintiff, defendant or otherwise — to any material court or arbitration or public authority proceedings involving employees, managing directors, works councils, trade unions or other employees’ representations, except as specified in Schedule 5.7.9.

5.8                              Litigation

5.8.1                     No Group Company is a party — be it as plaintiff, defendant or otherwise — to any court or arbitration or public authority proceedings involving an amount in dispute of more than EUR 1,000,000 (one million Euros) in an individual case, except as specified in Schedule 5.8.1, and no such litigation has, to Sellers’ Knowledge, been threatened to any of the Group Companies in writing.

5.8.2                     The Material Companies have conducted their business in compliance with all applicable laws in all material respects, except where such non-compliance has no material effect on the business as presently conducted by the Group (taken as a whole).

5.9                              Environmental

5.9.1                     To Sellers’ Knowledge and except as disclosed in the documents listed in Schedule 5.9.1, there is no Environmental Contamination at the real estate owned by Group Companies that would result in any claim, costs or fees of more than EUR 500,000 (five hundred thousand Euros) in respect of such Environmental Contamination.

5.9.2                     “Environmental Contamination” means any pollutants, contaminants or other Hazardous Materials that are existing in the soil, ground- or surface water, in or on buildings, technical facilities or other man-made structures, or parts thereof, as well as waste or decommissioned sub-surface technical installations or parts thereof.”Hazardous Materials” means dangerous substances as defined in Article 2 para. (2) of the European Community Council Directive 67/548 EEC, as amended until the date hereof.

5.10                       Taxes

5.10.1              Each Group Company has duly and timely filed all returns, forms and other statements required to be filed for Taxes (taking into account general extensions of filing periods) by such Group Company.

5.10.2              No Group Company is currently subject to any audit, examination or similar proceedings by any Tax Authority, other than specified in Schedule 5.10.2.

5.10.3              Except as set out in Schedule 5.8.1, there are no pending Tax appeals, proceedings before a Tax court or any other Tax-related disputes of whatsoever nature involving CeramTec, Cerasiv, Emil Müller GmbH and CeramTec-ETEC GmbH or any of the other Group Companies.

5.10.4              There are no tax sharing agreements(Steuerumlageverträge) in place between either a Seller or a Seller’s Affiliate on the one hand and any Group Company on the other hand which will not terminate on or prior to the Closing.

5.10.5              Each Group Company has maintained and will have available on the Closing Date proper and accurate records for Taxes required to be kept by it.The representation under this Clause 5.10.5 shall not relate to transfer pricing documentation.

6.                                     INDEMNIFICATION BY SELLERS

6.1                              Subject to the provisions contained in this Clause 6, Sellers shall pay to Purchaser monetary compensation (Schadensersatz in Geld) for any Losses (as defined below) suffered by Purchaser as a direct result of

6.1.1                     any of the statements made by the Sellers in Clauses 5.2 to 5.10to above being incorrect in whole or in part (each a “Breach”);

6.1.2                     any other breach of covenant or agreement contained in this Agreement (but provided that for any such breach this Clause 6shall not apply except where explicit reference is made), provided that after receipt of a written notice of claim by the Purchaser describing the condition that constitutes a Breach, either (i) Sellers have not restored the position of the parties to what it would have been had the Breach not occurred (Naturalrestitution), within a reasonable period of time, but no later than three (3) months after receipt of a written notice of claim, or (ii) such restitution is impossible, or (iii) the Sellers refuse (ernsthaft und endgültig verweigern) to make such restitution.

6.2                              For the purposes of this Agreement, “Losses” shall mean allactual damages (tatsächliche Schäden) suffered by the Purchaser (or a Group Company), excluding, in particular, any potential or actual reduction (Minderung) in the value of the Shares sold by the Sellers,and shall in no event include any unforeseeable direct or indirect consequential damages (unvorhersehbare unmittelbare oder mittelbare Folgeschäden), loss of profits (entgangener Gewinn), multiple damages or damages/losses to goodwill, lost opportunities (entgangene Geschäftschancen) or frustrated expenses (vergebliche Aufwendungen).

6.3                              The Purchaser shall not be entitled to bring any claim for a Breachagainst the Sellers (a “Purchaser’s Claim”) and the Sellers shall not be liable for a Breach if and to the extent:

6.3.1                     the underlying facts, circumstances or events which could form the basis of a (potential) Purchaser’s Claim (anspruchsbegründende Umstände i.S.v. § 199 Abs 1 Nr. 2 BGB) or determining the amount of damages caused (haftungsausfüllende Kausalität),

(a)                                have been disclosed (in a manner enabling a prudent business person (ordentlicher Kaufmann) to assess the resulting risk) to; or

(b)                                were actually known (positive Kenntnis) to; or

(c)                                 could have been known, after making due enquiry with the representatives and advisers who have assisted the Purchaser in connection with its due diligence investigation and the negotiation and execution of this Agreement, as of the date hereofby, any of the persons listed in Schedule 6.3.1, the Purchaser, its representatives or advisors (“Purchaser’s Knowledge”); and provided that without limiting the generality of this Clause 6.3.1, the Purchaser shall in particular be deemed to have knowledge of all facts, circumstances or events, which

(d)                                are fairly disclosed or described or referred to in the Disclosed Information and all matters arising thereof; or

(e)                                 have been taken into account (wurden berücksichtigt)

(i)                                    specifically and individually in the Closing Financial Statements; or

(ii)                                 in any of those items listed in Schedule 6.3.1(e)(ii) for the purpose of determining the Preliminary Purchase Price or the final Purchase Price; or

6.3.2                     the Purchaser fails to

(a)                                inform the Sellers in writing without undue delay but in no event later than twenty (20) Business Days after becoming aware of any alleged Breach; or

(b)                                give the Sellers the opportunity to remedy the breach pursuant to Clause 6.1within the agreed three (3) month time period; or

(c)                                 comply with its obligations pursuant to Clause 6.10; or

6.3.3                     the Purchaser fails to mitigate its Losses (Section 254 BGB); or

6.3.4                     the damage giving rise to such claim is coveredby an insurance policy of any Group Company, the Purchaser or any of the Purchaser’s Affiliates or would have been covered by an insurance of any Group Company existing at Closing if such insurance had been continued after Closing; or

6.3.5                     the Purchaser or any Group Company has a claim for compensation of, or indemnification from, the damage against a third party; or

6.3.6                     in respect of any claim to the extent of any current or future offsetting benefits, savings or other quantifiable financial advantages accruing or attributable to the Purchaser or any Group Company on account of the matters or circumstances giving rise to such claim, including Tax Benefits (calculated pursuant to Clause 11.2.4).

6.4                              The Purchaser shall not be entitled to recover from the Sellers more than once in respect of the same damage suffered. In particular, without limitation, the foregoing shall apply where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under or in connection with this Agreement.

6.5                              The liability of the Sellers under or in connection with this Agreement shall further be limited as follows:

6.5.1                     Purchaser is entitled to bring a Purchaser’s Claim under or in connection with this Agreement only to the extent and in such amount in which

(a)                                any individual claim awarded exceeds EUR 100,000 (one hundred thousand Euros) or, in the case of a series of similar claims, these claims in the aggregate exceed EUR 250,000 (two hundred fifty thousand Euros), except, in each case where an individual representation or warranty provides for a higher threshold; and

(b)                                the sum of all such claims exceeds EUR 16,000,000 (sixteen million Euros);

6.5.2                     subject to Clause 6.5.3, for all claims under or in connection with this Agreement, the maximum aggregate liability of the Sellers is 7.5% (seven and a half per cent.) of the Purchase Price actually paid to the Sellers; and

6.5.3                     for claims

(a)                                based on a Breach under Clauses 5.2.2through 5.2.6 against a Seller in respect of the Shares sold by it under this Agreement, the maximum aggregate liability of the Sellers is the amount of the Purchase Price actually paid to the Sellers; and

(b)                                with respect to fraud or willful misconduct by any of the Sellers themselves (not including any other persons or entities acting on their behalf), the statutory rules shall apply.

6.6                              Unless explicitly provided otherwise in this Agreement, Sellers’ liability pursuant to and in connection with this Agreement shall be several and accordingly liability for any Breach or other breach of covenant or agreement shall rest solely with:

6.6.1                     RSKG in case and to the extent that the incorrect statement, under Clauses 5.2 through 5.9 above, relates to CeramTec or any of its Subsidiaries or the covenant or agreement was breached by RSKG;

6.6.2                     KL 2 in case and to the extent that the incorrect statement, under Clauses 5.2 through 5.9 above, relates to PST Poland or PST Mexico or the covenant or agreement was breached by KL 2; and

6.6.3                     RSGI in case and to the extent that the incorrect statement, under Clauses 5.2 through 5.9 above, relates to the U.S. Companies or the covenant or agreement was breached by RSGI.

6.7                              Liability of RSGG

6.7.1                     Subject to Clause 6.7.2, RSGG shall only be liable to the extent it has assumed a direct obligation or covenant under this Agreement, provided that in such case the limitations of liability shall be applicable as if RSGG were a Seller under this Agreement and any liability by RSGG shall count towards the limits pursuant to Clause 6.5.

6.7.2                     RSGG shall have no liability in respect of the obligations of Sellers under this Agreement except thatit shall be jointly and severally liable for RSKG’s obligations (including in relation to RSKG’s joint and several obligations under the following sentence) if and when it ceases to be a general partner of RSKG (but RSKG shall not be jointly and severally liable for any obligation or liability of RSGG). RSKG shall be jointly and severally liable for the obligations of RSGI and KL2 under this Agreement.

6.8                              Statute of Limitations

6.8.1                     All claims by the Purchaser against the Sellers under or in connection with this Agreementshall be timebarred and lapse at midnight on the third anniversary of this Agreement, except for

(a)                                claims based on defect of title to the Shares pursuant to Clauses 5.2.3 through 5.2.6which shall be time barred and lapse at midnight on the fifth anniversary of this Agreement;

(b)                                claims pursuant to Clause 5.10 (Taxes) and Clause 11 (Tax Indemnification) which shall become timebarred in accordance with Clause11.8; and

(c)                                 other claims based on a Breach which shall become time-barred at midnight on last day of the eighteenth (18th) calendar month after the date of this Agreement.

6.8.2                     These limitation periods shall be suspended (gehemmt) only by the Purchaser instituting legal proceedings against the Sellers within the meaning of Section 204 para. 1 No. 1 BGB in respect thereof before the competent court. Section 203 BGB shall not apply.

6.9                              The provisions of this Clause 6, with the exception of Clause 6.4, Clause 6.5.2, Clause 6.5.3(b) and Clause 6.8.1(b), shall not apply to any claims under Clause 5.10 or Clause 11 (Tax Indemnification).

6.10                       In the event that any action, claim, demand or proceeding with respect to which the Sellers may be liable under this Agreement (a “Third Party Claim”) is asserted or announced by any third party (including any governmental authority but excluding Sellers’ Affiliates) against the Purchaser or any Group Company controlled by the Purchaser at that time (the “Claim Addressee”):

6.10.1              the Purchaser shall give, or cause to be given, the Sellers the opportunity to defend the Claim Addressee against the Third Party Claim. The Sellers shall have the right to defend the Claim Addressee by all actions and shall have, at any time during the proceedings, the sole power to direct and control such defense but taking into account the reasonable requests and business interests of Purchaser and the Group. In particular, the Sellers may participate in and direct all negotiations and correspondence with the third party, appoint and instruct counsel and request that the Third Party Claim be litigated or settled in accordance with the Sellers’ instructions. No action by the Sellers or their representatives in connection with the defense shall be construed as an acknowledgement (whether express or implied) of the Purchaser’s Claim under this Agreement or of any underlying facts related to such claim.

6.10.2              to the extent that the Sellers are in Breach, all costs and expenses incurred by the Sellers in defending the Third Party Claim shall be borne by the Sellers.If it turns out that the Sellers were not in Breach, any costs and expenses reasonably incurred by them in connection with the defense (including advisors’ fees but excluding internal overhead and costs of its staff) shall be borne by the Purchaser.

6.10.3              the Purchaser agrees, and shall cause the Claim Addressee,

(a)                                to fully cooperate with the Sellers in the defense of any Third Party Claim;

(b)                                to diligently conduct the defense (to the extent that the Sellers are not in control of the defense) in order to mitigate any damage (Section 254 BGB);

(c)                                 not to acknowledge or settle the Third Party Claim without the Sellers’ prior written consent;

(d)                                to provide the Sellers’ representatives access, upon reasonable advance notice and during normal business hours, to all relevant books and records, other information, premises and personnel of the Group Companies; and

(e)                                 any costs and expenses incurred by the Purchaser in connection with the cooperation or defense in accordance with this Clause 6.10.3 shall be borne by the Purchaser, except for any Losses to be indemnified by the Sellers under Clause 6.1.

6.10.4              the failure of any Claim Addressee to comply with any of its obligations under this Clause 6.10 shall release the Sellers from their obligations hereunderonly to the extent their liability was increased by such failure.

6.11                       Additional Restrictions regarding Environmental Contamination

6.11.1              The Parties agree that the rights under Clause 5.9 and the related remedies under this Clause 6 shall be the only rights and remedies of Purchaser in relation to any Environmental Contamination and all further claims shall be excluded to the fullest extent.

6.11.2              Any claim by the Purchaser in connection with a Breach of Clause 5.9.1 shall be excluded unless, but then not to the extent that, the Purchaser or the relevant Group Company are required to remedy the relevant matter

(a)                                pursuant to a final and binding or enforceable decision of a competent authority; or

(b)                                pursuant to an enforceable and unappealable court judgment resulting from a Third Party Claim; or

(c)                                 pursuant to a binding agreement with a competent authority or third party concluded prior to the date of this Agreement; or

(d)                                to prevent or mitigate criminal prosecution (not including administrative offense proceedings — Ordnungswidrigkeitsverfahren); or

(e)                                 because prompt remediation is required pursuant to applicable law due to an imminent material danger (Gefahr im Verzug); or

(f)                                  insofar as the Sellers have consented to it.

6.11.3              A claim for Breach of Clause 5.9.1 is further excluded if and to the extent the relevant liability or damage

(a)                                could have been avoided or mitigated by the Purchaser or the relevant Group Company had they continued to take the measures or applied the environmental, health and safety standards taken and applied prior to the Closing Date; or

(b)                                is a result of

(i)                                    a non-compliance by any third party using or possessing a relevant property, plant or facility which was, as of the Closing Date, owned or operated by a Group Company and thereafter sold or leased or otherwise surrendered by such Group Company to such third party or to a predecessor of such third party with the requirements imposed on the Group Companies with respect to such property; or

(ii)                                 a complete shut-down or abandonment of a plant or of a facility; or

(iii)                              a change of use from industrial/commercial to another use, or a change of construction (other than normal repairs in the ordinary course of business), carried out by or on behalf of the Group Companies; or

(iv)                             facility expansion activities or other construction activities carried out by or on behalf of the Group Companies and higher environmental standards are triggered as a consequence of such activities; or

(v)                                a notification to the competent authority or investigation on the property by the Purchaser or a Group Company, which, in each case, did not have to be made under mandatory law.

6.12                       The Purchaser acknowledges and agrees that:

6.12.1              the Sellers make no warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion (including the reasonableness of the assumptions underlying the same) contained in the Disclosed Information or otherwise provided to the Purchaser or its representatives;

6.12.2              the Purchaser has made its own evaluation of the adequacy and accuracy of such forecasts, estimates, projections, statements of intent or statements of opinion (including the reasonableness of the assumptions underlying the same);

6.12.3              none of the Purchaser, its Affiliates and their respective representatives is aware of any fact or circumstance which could constitute a Breach;

6.12.4              no representative of the Group is or was at any time authorized to act on behalf of, or as agent for, the Sellers in the performance of its duties as Seller or under this Agreement (Erfüllungsgehilfe).

6.13                       Other than as set out in Clause 12, any right of the Purchaser or Sellersto rescind or withdraw from this Agreement shall be excluded. Any claims and rights of the Purchaserbeyond the representations and warranties provided for in Clause 5 and the covenants and agreements contained in this Agreement are hereby excluded, in particular, (i) claims based on defects, (ii) claims under Section 280 BGB which, according to former case law for breach of a representation or warranty, would have been considered claims based on breach of pre-contractual obligations (culpa in contrahendo) or positive breach of contractual obligations, (iii) rights of rescission due to an absence of essential qualities, (iv) any claims under Section 313 BGB (Wegfall der Geschäftsgrundlage) or (v) any claims based on Sections 123 and 826 BGB or on willful misconduct, to the extent such liability may be excluded pursuant to statutory law.

6.14                       The Parties agree that no provision of this Agreement, except as explicitly set forth herein, constitutes a contract for the benefit of a third party within the meaning of Section 328 BGB or otherwise (kein Vertrag zugunsten Dritter oder mit Schutzwirkung für Dritte).

6.15                       For documentary purposes, the DVDs containing the Data Room including the Q&A documentation (each as part of the Disclosed Information) have been delivered to the acting notary with the instruction to store the same for the purpose of evidence for a period of eighteen (18) months from the date hereof or until receipt of joint instructions by the Parties as to the further use thereof, whichever the earlier. The Parties shall each receive a copy of such DVDs. The acting notary shall preserve the DVDs in accordance with deposit instructions attached hereto as Schedule 6.15.

7.                                     PURCHASER’S REPRESENTATIONS AND WARRANTIES

7.1                              The Purchaser hereby guarantees to the Sellers by way of an independent promise of guarantee pursuant to Section 311 para. 1 BGB (selbständiges Garantieversprechen) that the statements set forth in this Clause 7 are true and correct as of the date hereof and as of Closing. The representations and warranties in Clause 7.2 through Clause 7.8 below shall not constitute guarantees (Garantien) within the meaning of Section 444 BGB, but shall constitute separate, independent obligations of the Purchaser and the scope and content of each representation and warranty and any liability arising hereunder shall be exclusively defined by the provisions of this Clause 7, which provisions form an integral part of such representations and warranties.

7.2                              The Purchaser has the full corporate power and authority to enter into this Agreement and all agreements and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby, and such transactions have been duly authorized by all necessary and requisite corporate action on the part of the

Purchaser.This Agreement has been duly executed on behalf of the Purchaser and constitutes its binding obligations.

7.3                              There is no action, suit, investigation or proceeding pending against, or to Purchaser’s Knowledge threatened against or affecting the Purchaser before any court or arbitrator or any governmental body, agency, official or other third party which in any manner challenges or seeks to prevent the transactions contemplated hereby.

7.4                              The execution and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby require no prior approval by or filing with any governmental body, public agency or official or other third party, save only for the Regulatory Clearances.

7.5                              The Purchaser is neither insolvent nor over-indebted and no insolvency proceedings have been initiated or opened, or rejected because of a lack of assets, and no circumstances exist which would justify the initiation or opening of such insolvency proceedings.

7.6                              The Purchaser has access to sufficient unconditional and immediately available funds to meet its obligations hereunder under:

7.6.1                     the binding and irrevocable written commitment letters in favor of the Purchaser in the aggregate amount of EUR 1,054,100,000(one billion fifty-four million one hundred thousand Euros), copies of which are attached hereto as Exhibit 7.6.1;

7.6.2                     the written binding confirmation by the bank(s) being the lenders under the commitments referred to pursuant to Clause 7.6.1[(acting through their agent)], a copy of which is attached hereto as Exhibit 7.6.2 that certain documentary and further conditions precedent to their obligations to fund have been fulfilled; and

7.6.3                     a binding and irrevocable equity commitment letter from the Cinven Fifth Fund to the Purchaser of which a copy is attached hereto as Exhibit 7.6.3 in an amount of EUR 520,000,000 (five hundred twenty million Euros);

7.7                              The Purchaser has no obligation or liability to pay any fees or commissions to any broker or finder with respect to the transactions contemplated by this Agreement for which the Sellers or, if Closing does not occurby the Long Stop Date, the Group Companies could become liable.

7.8                              Schedule 7.8correctly sets out the ownership structure of the Purchaser at Closing.

7.9                              The Purchaser is not aware of any facts and circumstances that would require an amendment of Tax Returns filed by any of the German Group Companies relating to fiscal consolidation. In particular the Disclosed Information does not suggest any such amendment. For the avoidance of doubt, the Purchaser’s rights under Clause 11.2 shall neither be compromised nor restricted by this Clause 7.9.

8.                                     INDEMNIFICATION BY PURCHASER

8.1                              The Purchaser shall, and shall procure that as of Closing each Group Company will, indemnify and hold harmless (freistellen und schadlos halten) Sellers as well as any of their Affiliates (other than Group Companies), or any of the directors, officers, employees, advisors or other representatives of the foregoing parties (“Sellers’ Beneficiaries”) from any Losses asserted against, incurred or suffered by Sellers and Sellers’ Beneficiaries as a result of a breach of any representation, warranty, covenant or agreement by Purchaser contained in this Agreement.

8.2                              The Purchaser shall, and shall procure that as of Closing each Group Company (as long as they are controlled by the Purchaser) will, further indemnify and hold harmless Sellers and Sellers’ Beneficiaries, from any liability (save to the extent such indemnification would defeat Sellers’ liability as agreed herein) vis-à-vis any Group Company relating to Sellers’ direct or indirect shareholding or interest in, or any action taken as shareholder, Affiliate, director or officer of, any Group Company prior to the Closing Date unless such action was taken intentionally (vorsätzlich).

8.3                              The Purchaser shall, and shall procure that as of Closing each Group Company will, further indemnify and hold harmless Sellers and Sellers’ Beneficiaries, without any right of set-off or withholding or other limitation and subject only to the maximum limitation period which can be agreed upon or is permitted under applicable law from any liability, obligation, commitment, cost and expenses and all other damages and losses related to any Environmental Contamination, except and to the extent that Sellers have assumed such liability under Clauses 5.9 and 6unless such action was taken intentionally (vorsätzlich).

9.                                    COVENANTS

9.1                              The Sellers and RSGG undertake to use all reasonable efforts in their capacity as sole shareholders of the Companies (in particular by passing, without undue delay after the execution of this Agreement, instructing shareholders resolutions for all Group Companies) to ensure that, without the prior approval of the Purchaser (which approval shall not be unreasonably withheld or delayed) and so far as legally permissible, from the date hereof until the Closing Date the Group Companies shall, except as permitted in Schedule 9.1 or otherwise contemplated under this Agreement:

9.1.1                     conduct their business in all material respects in the ordinary course of business consistent with past practice on a going concern basis and in line with the existing business plan communicated to the Purchaser prior to the execution of this Agreement and not take any action which would require the consent of the Chairman of the Supervisory Board under the corporate governance of CeramTec in force at the Signing Date or any stricter rules imposed thereafter;

9.1.2                     not carry out or effect material investments in excess of EUR 500,000 (five hundred thousand Euros) in aggregate per calendar month other than any amounts either already approved in any relevant budget or respective capital expenditure plan of any Group Company contained in the Data Room or as disclosed in Schedule 9.1.2;

9.1.3                     not dispose of any fixed assets with a value exceeding EUR 500,000 (five hundred thousand Euros) other than in the ordinary course of business;

9.1.4                     maintain insurance protection material for the business of the Group Companies comparable to that existing at the date hereof in all material respects;

9.1.5                     not enter into, amend or terminate any agreement with a Seller or a Sellers’ Affiliate (other than another Group Company) unless agreed herein;

9.1.6                     not amend any of their constitutional documents, issue any shares, equity securities or securities convertible into shares or equity securities or agree upon such issuance or grant any option or encumbrance in respect of or over shares or any such securities;

9.1.7                     not amend any of the Loans or make or permit any re-payments (principal or interest) of the Loans in whole or in part except scheduled regular quarterly interest payments;

9.1.8                     not amend any of the Enterprise Agreements or terminate or enter into other enterprise agreements within the meaning of Section 291 AktG with any Group Company being a party to it;

9.1.9                     not alter or terminate any of theagreements listed in Schedule 5.6.3and not to approach or discuss the impact of the transactions contemplated hereunder with any counter-partytothem and to comply with the reasonable instructions of Purchaser in relation to any such correspondence or dealing with any such agreements and counter-parties;

9.1.10              settle, contribute or transfer, as the case may be, the balances of or claims under the Cash Pool Agreements, the Enterprise Agreements and the Loans exclusively in accordance with the principles set out inSchedule 9.1.10 no later than immediately prior to the delivery of the estimate of the Preliminary

Purchase Price pursuant to Clause 3.2 and using (only) the actual balances as at the time of the respective settlement, contribution or transfer.

9.2                              The Purchaser hereby undertakes

9.2.1                     not to amend any provisions of, or waive any rights under, the loan agreement or the commitment pursuant to Clause 7.6.1, or the equity commitment letter pursuant to Clause 7.6.3 in a manner that would adversely affect its ability to pay the Preliminary Purchase Price, any Balancing Payment or any payment pursuant to Clause 12.4;

9.2.2                     to draw down at Closing such amounts under the loan agreement pursuant to Clause 7.6.1 and the equity commitment letter pursuant to Clause 7.6.3 as may be required to pay the Preliminary Purchase Price in full;

9.2.3                     save to the extent not required to make such payments, not to use any of the funds under the loan agreement pursuant to Clause 7.6.1 and the equity commitment letter pursuant to Clause 7.6.3 for any purpose other than for the financing of its obligations to pay the Preliminary Purchase Price, any Balancing Payment and any payment under Clause 12.4under this Agreement; and

9.2.4                     to procure that CeramTec notifies the Regional Government of Upper Franconia (Regierung von Oberfranken) as authority deciding upon the grant of a subsidy for the enlargement of the Marktredwitz facility promptly after Closing of the change in the shareholding in CeramTec.

9.3                              Enterprise Agreements

9.3.1                     The Sellers and RSGG shall ensure and evidence to the Purchaser that the Enterprise Agreements will be terminated with effect as of 24:00 h CEST on the Closing Date without any liability of any Group Company. RSGG and the Purchaser shall each procure that the P&L Agreement, will at all times be effectively implemented (tatsächlich durchgeführt). The results (i.e. profit or loss) of CeramTec until the termination of the P&L Agreement will be for the account of the Sellers. The Purchaser shall procure that the respective attributable profits (abzuführender Gewinn) of CeramTec for the last fiscal year ending prior to or on the Closing Date, if any, shall be paid from CeramTec to RSGG, and RSGG shall pay to CeramTec an amount equal to the attributable losses (zu übernehmender Verlust) for the same time period, if any. For purposes of the Purchase Price calculation and adjustment, an attributable profit, as the case may be, is to be treated as Financial Indebtedness and an attributable loss as Cash. The amount to be paid by CeramTec to RSGG or vice versa under the P&L Agreement shall be bindingly determined on the basis of the individual annual accounts of CeramTec as of the date of the termination of the P&L Agreement (the “CeramTec Profit Pooling Accounts”). The Purchaser shall ensure that the CeramTec Profit Pooling Accounts shall be prepared by CeramTec in conjunction with RSGG on a consistent basis, applying (to the extent in accordance with mandatory law) the same policies, procedures, practices and election rights as applied in the previous accounts.

9.3.2                     The CeramTec Profit Pooling Accounts shall be deemed accepted by RSGG and Purchaser and shall become binding upon the Parties unless the Purchaser or RSGG, within twenty (20) Business Days following the receipt of the CeramTec Profit Pooling Accounts from CeramTec, object to the other Party in writing, describing the deviations in fixed amounts and in detail the backgrounds and reasons for each of those items to which they object. The Parties shall be deemed to have agreed with all items and amounts to which they do not object in such notice, which items and amounts shall become binding between the Parties. If the Parties deliver such notice, Clauses 4.3 and 4.4 shall apply mutatis mutandis.

9.3.3                     The Purchaser shall procure that the CeramTec Profit Pooling Accounts are not amended, re-filed or otherwise modified without the prior written consent of RSGG; the Purchaser shall procure that upon RSGG’s written request (acting reasonably), the CeramTec Profit Pooling Accounts shall be amended in accordance with the written instructions of RSGG, if and to the extent required in order to achieve a due implementation of the P&L Agreement.

9.3.4                     In case of obligations resulting from a subsequent challenge of the amount of the profit transferred or the losses paid under the P&L Agreement with respect to any fiscal year, RSGG will and the Purchaser shall procure that CeramTec will fulfill any resulting obligation. Concurrently with any payment by RSGG to CeramTec, the Purchaser shall pay to RSGG an amount equal to such payment and, concurrently with any payment by CeramTec to RSGG, RSGG shall pay to the Purchaser an amount equal to such payment.

9.3.5                     The Purchaser shall and shall procure that CeramTec will, indemnify and hold harmless RSGG from any claims for the granting of collateral under Section 303 AktG by third parties.

9.4                              Cash Pools

9.4.1                     The Sellers and RSGG shall and shall procure, as the case may be, that at the latest ten (10) Business Days before Closing, the participation to or the cash pool agreements, as the case may be, which are listed in Schedule 9.4.1(which are all the cash pool agreements in which a Group Company on the one hand and any Seller or a Sellers’ Affiliate on the other hand is party or participates) (“Cash Pool Agreements”), shall be terminated.

9.4.2                     Without prejudice to Clause 9.1.10 which shall take precedence, the balances under the Cash Pool Agreements shall be (i) repaid, (ii) contributed into the free capital reserves of the respective company, or (iii) transferred as a shareholder loan or debt, as the case may be, to the Purchaser at nominal value including accrued interest at Closing, in which case (iii) the representations and warranties given in Clause 5.2.2 shall apply mutatis mutandis and be deducted from the Purchase Price as Financial Indebtedness or increase the Purchase Price as Cash (as the case may be pursuant to Clause 3.1.2). The Sellers will notify the Purchaser when the balances under the Cash Pooling Agreements have been settled pursuant to (i) or (ii), at the latest ten (10) Business Days before Closing.

9.4.3                     With effect as of Closing, the Sellers and RSGG hereby waive (and shall procure the waiver by all Sellers’ Affiliates and by all relevant banks of) any claim (known or unknown, actual or contingent) against any Group Company resulting from or in connection with the Cash Pool Agreements (save for the settlement and transfer of Loans as agreed herein).

9.5                              Resignation and Discharge

9.5.1                     At the Closing, the Sellers shall deliver to the Purchaser such resignation letters and resolutions or other declarations as may be necessary or appropriate such that the individuals listed in Schedule 9.5.1 shall cease to be members of the supervisory board or advisory board (Beirat) or to be directors or officers of the relevant Group Company as indicated in Schedule 9.5.1 and shall grant them full discharge (Entlastung) and a waiver of any claims against them, except for fraud or willful misconduct. Each of the Group Companies and the Purchaser hereby waives all claims it may have against them (now or in the future) and Purchaser shall procure that no Group Company conduct such a claim.

9.5.2                     Schedule 9.5.2 contains

(a)                                a waiver by all Group Companies for any claims for which the Sellers and Sellers’ Beneficiaries could be held liable for any existing or future (known or unknown, actual or contingent, accrued or not accrued) liability or obligation by any Group Company or any liability or obligation arising out of or in connection with the conduct of the business of any Group Company prior to the Closing Date, save to the extent settlement of such claims is provided for in this Agreement; and

(b)                                a waiver by all Sellers and Sellers’ Affiliates for all claims for which the Group Companies could be held liable for any existing or future (known or unknown, actual or contingent, accrued or not accrued) liability or obligation by any Seller or Sellers’ Affilate or any liability or obligation arising out of or in connection with their conduct of the business prior to the Closing Date, save to the extent settlement of such claims is provided for in this Agreement; and

(c)                                 the indemnifications by Group Companies referred to in Clauses 8, 9.3.5 and 15.7.

9.5.3                     The Purchaser shall

(a)                                immediately after Closing adopt a confirming shareholders’ resolution approving the waivers and indemnifications issued by the Group Companies pursuant to this Clause 9.5; and

(b)                                ensure that no Group Company raises or asserts any claim whatsoever relating to periods prior to the Closing Date against any of Sellers and Sellers’ Beneficiaries after Closing, and

RSGG and the Sellers shall not, and shall ensure that no Sellers’ Affiliate shall, raise or assert any claim whatsoever relating to periods prior to the Closing Date against any of the Group Companies after Closing other than in relation to the implementation of the Enterprise Agreements pursuant Clause 9.3.

9.6                              Pensionskasse Dynamit Nobel VVaG

9.6.1                     Schedule 9.6.1 contains copies of offers to conclude participation agreements between (i) CeramTec and (ii) Emil Müller GmbH under which these companies may continue to participate in the Pensionskasse Dynamit Nobel VVaG pension fund. These participation agreements have been counter-signed by RSGG and have been provided to each of CeramTec and Emil Müller GmbH as offers to conclude such agreements that are open for acceptance until the Closing Date.

9.6.2                     If Purchaser, until five (5) Business Days prior to the Closing Date, decides that both or one of CeramTec and Emil Müller GmbH should accept the offers to conclude these participation agreements, RSKG shall exert its shareholder and other rights, including by directing (anweisen) management of CeramTec (i) to conclude these participation agreements or (ii), as the case may be, absent such decision, not to conclude these participation agreements. Neither RSGG nor RSKG shall be liable for failure of CeramTec and Emil Müller to adhere to such directions. If Purchaser requests to unwind such participation agreement prior to the Closing Date, this Clause 9.6.2shall apply mutatis mutandis.

9.7                              Cooperation and Information Exchange

9.7.1                     The Sellers and RSGG agree that, prior to the Closing Date, the Purchaser shall, subject to the Sellers’ prior approval, not to be unreasonably withheld, delayed or conditioned, and each only to the extent permissible under all applicable laws, including any applicable antitrust and merger control laws and regulations, be entitled to receive such information on the businesses and operations of the Group Companies as it reasonably requests for the purpose of (i) preparing the Closing, (ii) preparing the integration of the Group Companies after the Closing Date and (iii) filing and obtaining Regulatory Clearances and such other filings and clearances as may reasonably berequested by the Purchaser. Any such information requests and any exchange of information shall take place during regular business hours and under reasonable circumstances without unreasonable interference with the business operations of the Group Companies and in full compliance with applicable law. Information requests shall be exclusively addressed to the individuals designated in Part A of Schedule 9.7.1and any discussions and other direct contacts with the Group Companies shall on the Purchaser’s side be pursued by the individuals designated in Part B of Schedule 9.7.1. The Sellers and RSGG shall reasonably cooperate, and shall cause the Group Companies to reasonably cooperate, therein.

9.7.2                     From the Signing Date until Closing the Sellers and RSGG shall use all reasonable efforts in their capacity as sole shareholders of the Companies (in particular by passing, without undue delay after the execution of this Agreement, instructing shareholders resolutions for all Group Companies) to ensure that the senior management of the Group provides the Purchaser, on a timely basis, with such cooperation as the Purchaser may reasonably request in order for the Purchaser to complete, as soon as practicable and in consultation with the financing banks (i) an offering of debt securities in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S and Rule 144A under the Securities Act (the “High Yield Financing”), and (ii) bank financing (the “Bank Financing”) and (iii) any equity syndication proposed by the Purchaser or any of its direct or indirect shareholders (the “Equity Syndication”) and together with the High Yield Financing and the Bank Financing, the “Financing”), each in connection with the transactions contemplated hereby, including the refinancing of the existing indebtedness of the Group, including without limitation those matters specified in Schedule 9.7.2.

9.7.3                     The Purchaser shall use itsbest efforts to ensure that the Condition Precedent in Clause 2.4.1 is satisfied as soon as possible after the date hereof (in particular that the Regulatory Clearances are obtained without any conditions or obligations being attached thereto) and the Seller shall use its best efforts to ensure that the Condition Precedent in Clauses 2.4.2 and 2.4.4are satisfied as soon as possible after the date hereof. In particular:

(x)                                the Purchaser shall, at the latest on the tenth (10th) Business Day following the Signing Date submit or procure the submission of

(i)                                    the draft Notification to the European Commission under the EU Merger Regulation (Council Regulation (EC) 139/2004);

(ii)                                 the Filings required by the Committee on Foreign Investment in the United States;

(iii)                              the GermanForeign Investment Act;

in each case as identified in Schedule 2.4.1; and

(y)                                the Sellers shall, at the latest on the tenth (10th) Business Day following the Signing Date, submit or procure the submission of the filings related to the International Traffic in Arms Regulations in the United States.

The Purchaser (and the Sellers and RSGG in relation to (y) above) shall use all commercially reasonable efforts to promptly, correctly and fully satisfy any requests of the relevant authorities and shall keep each other promptly informed as to progress. In particular:

(a)                                the Sellers shall provide, and shall use all reasonable efforts in their capacity as sole shareholders of the Companies to procure that the Group Companies provide, to the Purchaser all information in their possession, which the Purchaser reasonably requests for this purpose; the Parties shall to the extent practicable and permitted under applicable law and subject to the redaction of commercially sensitive information:

(i)                                    provide to each other copies of all correspondence with the relevant authorities,

(ii)                                 provide each other with the opportunity to participate in any meetings, conference calls or similar discussions with such authorities; and

(iii)                              not provide any information or otherwise communicate with any relevant authority without (i) first consulting with the other Party and taking into account their reasonable requirements and (ii) ensuring that the other Party can, if they so wish, attend or be represented in any such meeting, conference call or similar discussion.

(b)                                No information relating to any Party or to any companies, funds or entities associated or affiliated, controlled or managed by or under common control or management with them, or to their respective businesses shall be given to any relevant authority without the prior written consent of the relevant Party. No Party to this Agreement shall, and each Party shall procure that its ultimate parent entity shall not agree to, or take any other action which leads to, any voluntary extension or delay of any applicable waiting period in respect of a Regulatory Clearance (or other filing to be made by a Party) or the withdrawal of a notification or filing unless all parties give their prior written consent.

(c)                                 If any Party becomes aware that it is reasonably likely that the Condition Precedent in Clause 2.4.1 will not be satisfied or that conditions or obligations may be imposed which could affect the Sellers (or Purchaser) or hinder or delay the Closing, it shall promptly notify the other Parties in writing.

(d)                                Without limitation to RSGG and the Sellers’ right of rescission pursuant to Clause 12.1, the Purchaser’s obligation to use its best efforts as provided in this Clause 9.7.3 shall include its unconditional commitment to offer, consent, and comply with any obligations or conditions (Auflagen oder Bedingungen) as promptly as practical including committing to and effecting without undue delay the sale, divestiture or disposition of any of its assets, properties or businesses or of any assets, properties or businesses of the Group Companies, agreeing to change or modify any course of conduct regarding future operation of the Group or Purchaser’s affiliates, and entering into such other arrangements of any nature as are necessary or useful to avoid a material delay or a failure in obtaining the Regulatory Clearances or any other undertakings required by any competent merger control authority.

(e)                                 With respect to any Regulatory Clearances, if the consummation of the Closing is prohibited by any governmental entity, upon aParty’s request, the Parties shall, without limitation to the Sellers’ right of rescission pursuant to Clause 12.1, contest such decision (including by way of litigation) and use their best efforts to ensure that the Closing may be consummated as contemplated by this Agreement and as timely as reasonably practicable.

(f)                                  The Purchaser may not request any adjustment or repayment of the Preliminary Purchase Price or other amendment of this Agreement as a result of any divestiture or other action pursuant to this Clause 9.7.3.

9.7.4                     At all times after the Closing the Purchaser will grant the Sellers and their advisors and representatives at their own expense reasonable access to the books, records and employees of the Group Companies, which the Sellers may properly require for auditing, tax and other regulatory purposes not related with any claim under or in connection with this Agreement. Clause 9.7.1, 2nd sentence shall apply mutatis mutandis. Any information to which the Sellers and their advisors have so had access shall be treated in strictest confidence, not used for any other than said purpose and there shall be no obligation of either the Purchaser or any Group Company to disclose or make available trade or business secrets, including intellectual property.

9.7.5                     Subject to the terms and conditions of this Agreement and, with respect to any cooperation of the Sellers and, as applicable, RSGG, subject to reimbursement of any related costs and expenses (other than internal overhead and staff costs) of the Sellers arising in connection with such cooperation (including upon request reasonable advances for such costs and expenses), each of the Parties hereto shall cooperate with the other Parties and use their respective commercially reasonable efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated under this Agreement, including preparing and filing without undue delay and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable antitrust laws), and (ii) obtain all governmental approvals or other approvals, consents, registrations, authorizations and other confirmations from any governmental entity or third party necessary, proper or advisable to consummate the transactions contemplated under this Agreement.

9.7.6                     Notwithstanding any specific obligations contained herein, neither Party shall be required to make or agree to make any payments to obtain any of the foregoing, except for filing or similar fees.

9.8                              RSGG shall transfer its share in PST Mexico to RSKG prior to the Closing Date and, upon written request of the Purchaser to be made without undue delay but in no event later than five (5) Business Days prior to the Target Closing Date, KL2 shall transfer the PST Poland Shares to CeramTec, in each case prior to Closing, at fair market value and warranting their unencumbered ownership in the so transferred shares as set out in Clauses 5.2.4 to 5.2.6 and 5.2.8mutatis mutandis. KL 2 may, but no later than ten (10) Business Days prior to the Closing Date, sell and transfer or contribute all (but not some only) of the PST Mexico Shares to RSGG. In case of such sale and transfer or contribution RSGG shall become the Seller in respect of the PST Mexico Shares under and on the terms of this Agreement as if it had been specified as the Seller of such Shares on the Signing Date.

9.9                              U.S. Employee Benefit Matters

9.9.1                     From and after the Closing Date until the eighteen (18) month anniversary thereof, the Purchaser shall, or shall cause the U.S. Companies to, provide (i) a base salary or base wages to each employee of the U.S. Companies whose employment continues following the Closing (each a “Continuing U.S. Employee”) at an annual rate that is no less than the annual rate of the base salary or base wages that was provided to such employee immediately prior to the Closing Date and (ii) employee benefits to the Continuing U.S. Employees that are substantially equivalent in the aggregate to the employee benefits provided to such employees immediately prior to the Closing Date.

9.9.2                     The Purchaser shall use commercially reasonable efforts to ensure that, at all times following the Closing, each Continuing U.S. Employee receives full credit for purposes of eligibility, vesting and benefit accruals (solely for purposes of determining vacation) for all service that was recognized by the U.S. Companies or any of their Affiliates under the U.S. Benefit Plans with respect to such employee under each of the comparable employee benefit plans, programs and policies of the Purchaser or its Affiliates (including the U.S. Companies) in which such employee becomes or may become a participant, provided that no such service recognition shall result in any duplication of benefits.

9.9.3                     Effective as of the Closing Date, the U.S. Companies shall withdraw from participation in all U.S. Benefit Plans other than U.S. Company Benefit Plans.

9.9.4                     The Purchaser shall use commercially reasonable effort to, or to cause the U.S. Companies to, provide severance pay and benefit entitlements to any Continuing U.S. Employees whose employment is terminated by the Purchaser or its Affiliates (including the U.S. Companies), other than for cause, within eighteen (18) months after the Closing Date, in an amount no less favorable than the amount of severance pay and benefit entitlements determined in accordance with the severance policy applicable to such Continuing U.S. Employees as in effect in the twelve (12) months to the Closing.

9.9.5                     Effective as of the Closing, the Purchaser shall use commercially reasonable efforts to establish or maintain, or to cause to be established or maintained, one or more group health plans which shall cover all Continuing U.S. Employees and dependents who immediately prior to the Closing were covered under any group health plans maintained by any Group Company or any of their Affiliates. With respect to each health or welfare benefit plan maintained by the Purchaser or its Affiliates (including the U.S. Companies) for the benefit of the Continuing U.S. Employees, the Purchaser shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, to the extent waived under corresponding U.S. Benefit Plans in which the Continuing U.S. Employees participated immediately prior to the Closing, and use commercially reasonable efforts to (ii) cause each such employee to be given credit under such plan for all amounts paid by such employee under any similar U.S. Benefit Plans for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by the Purchaser or any of its Affiliates (including the U.S. Companies) for the plan year in which the Closing Date occurs.

9.9.6                     The Purchaser shall use commercially reasonable efforts to take all steps necessary to permit each Continuing U.S. Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Rockwood Retirement Plan to roll over such eligible rollover distributions, including any (to the extent permitted under the scheme) associated loans, as part of any lump sum cash distribution into account(s) under a 401(k) plan maintained by the Purchaser or its Affiliates (including the U.S. Companies).

9.9.7                     Nothing herein expressed or implied shall confer upon any of the employees of the Sellers, the Purchaser, the U.S. Companies or any of their Affiliates, any rights or remedies, including any right to benefits or employment, or continued benefits or employment, for any specified period, of any nature or kind whatsoever by reason of this Agreement.

9.10                       Otherthan disclosed in Schedule9.10, there exists no agreement between the Sellers and/or Sellers’ Affiliates (excluding any Group Company) on the one hand and one or more Group Companies on the other hand; all such agreements will be terminated with effect as of Closing without any Group Company having any residual (actual or contingent) liability unless specified in Schedule9.10; Clause 9.5.2(b) remains unaffected.

9.11                       Schedule 9.11contains a copy of a proposal to conclude certain tail and other risk insurance cover for the Group Companies after Closing. Sellers and RSGG undertake to cooperate in good faith with the Purchaser to finalise appropriate arrangements without undue delay after the date hereof. If Purchaser decides until five (5) Business Days prior to the Closing Date that the proposal should be implemented and the Sellers and RSGG shall exercise their shareholder and other rights, including by directing (anweisen) management of CeramTec (i) to conclude the necessary agreements or (ii), as the case may be, absent such decision, not to conclude any such agreements.

9.12                       RSKG shall procure that prior to the Closing Date CeramTec shall pay an amount equal to the Deferred Purchase Price Amount to a separate bank account of CeramTec blocked at terms reasonably satisfactory to Purchaser.

10.                              NON-COMPETE COVENANT

10.1                       Sellers and RSGG undertake and shall procure that their Affiliates (other than the Group Companies following Closing), for a period of two years from the Closing Date, not to, either directly or indirectly, carryon or be engaged, concerned or interested in or assist or engage in Competition, or proactively promote Competition by third parties, with the business of the Group. “Competition” is any activity in the field of activity of the Group as of the Closing Date and in the twelve (12) month period prior thereto and in the same geographical area as of the Closing Date.

10.2                       Sellers shall be entitled to acquire and to hold an interest in the aggregate of up to 15% of the respective capital or voting rights in companies competing with CeramTec provided that such interest will be acquired and held by any Seller for investment purposes only. The foregoing non-compete covenant shall also not apply to (i) the acquisition of a controlling interest in an entity or group of entities if the average annual sales generated by such entity or group of entities with the competing activities in the last three full fiscal years preceding the acquisition do not exceed 20% of the average aggregate sales of such entity or group of entities in such three-year-period and (ii) any third party (and Affiliates thereof other than the Group) that acquires the Group or any member thereof.

11.                              TAX MATTERS

11.1                       Definitions

11.1.1              “Tax” or “Taxes” means (i) all taxes in the sense of Section 3 par. 1 to 4 German General Tax Code (Abgabenordnung) or equivalent provisions of other jurisdictions, in each case including customs, duties, excise tax, stamp duty, civil law activities tax, (podatek od czynności cywilnoprawnych)property tax and environmental tax, (ii) any secondary liability for Taxes (Haftung für Steuern), (iii) social security contributions, (iv) any withholding tax and wage tax, (v) any Tax equivalent indebtedness based on contractual arrangements (e.g. under a Tax sharing agreement (Steuerumlagen), contractual tax guarantee or contractual tax indemnity or compensation payments for VAT under VAT fiscal unity), (vi) any charges for non-compliance with transfer pricing obligations, (vii) any de-grouping charges or similar charges based on law or contractual arrangements,and (viii) all penalties, charges, costs and interest relating thereto, with the exception of (a) investment grants or similar public investment subsidies (Investitionszuschüsse oder -zulagen) and (b) any deferred taxes (latente Steuern).

11.1.2              “Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxes or responsible for the administration and/or collection of Taxes or enforcement of any law in relation to Taxes.

11.2                       Tax Indemnity

11.2.1              Subject to the provisions of Clauses6.4, 6.5.2and Clauses 11.2.3 to 11.2.6, the Sellers shall indemnify the Purchaser against any liability for the payment of

(a)                                any Taxes which are payable by a Group Company (or its legal successor) to any Tax Authority for Tax periods ending on or prior to the Closing Date; and

(b)                                with respect to the U.S. Companies any liability for Taxes of any consolidated, combined or unitary group, for Tax purposes, imposed on the U.S. Companies with respect to Tax periods ending on or prior to the Closing Date as a result of the application of Treasury Regulation § 1.1502-6 or any similar provision of state, local or foreign law; and

(c)                                 any de-grouping charges or any claims raised by Sellers or a party related to the Sellers for compensation of Taxes as a result of any de-grouping or termination of a tax group; and

(d)                                (any claims based on this Clause 11.2 the “Tax Indemnification Claim”).

11.2.2              For the avoidance of doubt, the Sellers shall not represent the existence of any tax attribute nor shall they be liable for the forfeiture of any tax attribute (including, but not limited to Tax losses, Tax loss carry forwards or Tax loss carry backs, interest carry forwards, EBITDA carry forwards as well as any other type of tax attribute that may be affected by a direct or indirect change in ownership) of the Group that may e.g. result from (i) the sale of the Shares contemplated by this Agreement (for example, as per Section 8c German Corporate Income Tax Act (Körperschaftsteuergesetz)) or (ii) a set-off against income relating to periods ending on or prior to the Closing Date.

11.2.3              The Sellers shall not be required to indemnify the Purchaser from any Taxes pursuant to this Clause 11.2 if and to the extent that such Taxes

(a)                                have been paid on or prior to the Closing Date;

(b)                                are shown in the Closing Financial Statements as Tax liabilities or Tax provisions and have increased the Financial Indebtedness or decreased the Net Working Capital;

(c)                                 can be raised as a claim for repayment or indemnification of the Purchaser or any Group Company against a third party and can be collected within twelve (12) weeks after it has been raised by Purchaser or a Group Company;if a claim for repayment or indemnification of the Purchaser or any Group Company against a third party cannot be collected within twelve (12) weeks after it has been raised by Purchaser or a Group Company, the Purchaser will or procure that the relevant Group Company will assign such claim to the Sellers pari passu with the relevant indemnity payment (Zug um Zug) and reasonably assists the Sellers to enforce and collect such claim against the third party;

(d)                                are the result of a reorganizationwith retroactive effect for legal and/or tax purposes or other measures initiated by the Purchaser or any of its Affiliates (or, after Closing, the Group), or their respective directors, officers, employees, agents or other representatives, including causing any Group Company to amend any Tax Returnsunless such measuresare mandatory under applicable law;

(e)                                 arise or are increased as a result of the failure or omission of the Purchaser or any of its Affiliates (or, after Closing, the Group Companies) to make any valid Tax election as reasonably requested by the Sellers in writing after the Closing Date, the making, giving or doing of which was taken into account in computing for Tax Provisions in the individual annual accounts or the Closing Financial Statements; or

(f)                                  arise as a result

(i)                                    of a breach of an obligation of the Purchaser as set forth in Clause 11.7 below. The burden of proof with respect to this Clause is with the Purchaser where the alleged breach arises as a result of (x) a deadline with respect to Taxes (in particular, but not limited to a deadline with respect to any remedy against a Tax assessment) was missed, (y) the Purchaser or any Group Company settled a Tax assessment, a Tax audit or a Tax litigation without consultation of the Sellers or (z) the Purchaser has not followed the explicit instruction of the Sellers which were given in accordance with Clauses 11.7.4 and11.7.5. In all other cases relating to this Clause 11.2.3(f)(i)the burden of proof is with the Sellers; or

(ii)                                 of breach of any tax covenant set forth in Clause11.5.

11.2.4              If and to the extent that any Group Company (or its legal successor), the Purchaser or a related party of the Purchaser is in periods starting after the Closing Date entitled to any benefits in respect of Taxes including, without limitation, benefits resulting from the lengthening of any amortization or depreciation periods, higher depreciation allowances, a step-up in the Tax basis of assets, the non-recognition of liabilities or provisions (Phasenverschiebung) as a result of an adjustment or payment giving rise to a Tax Indemnification Claim (collectively the “Tax Benefits”), the Tax Indemnification Claim shall be reduced by the value of any such Tax Benefit unless such Tax Benefit has already been compensated pursuant to Clause 11.3.1; it being understood that the value of the Tax Benefit shall reduce the Tax Indemnification Claim (x) in the full amount (plus any interest thereon pursuant to Section 233a German Fiscal Code (Abgabenordnung) or equivalent provisions under other jurisdictions actually paid by any Tax Authority in relation to the relevant Tax Benefit) if and to the extent the Tax Benefits are realized in periods prior to the day on which the relevant Tax Indemnification Claim becomes due, or (y) in the amount of the net present value of the Tax Benefits if and to the extent the Tax Benefits arise in periods after such date, whereby the net present value shall be calculated as of the day the Tax Indemnification Claims becomes due by discounting the Tax Benefit by 5.5% p.a. over a period of seven (7) years (or if shorter the residual life of the Tax Benefit).

11.2.5              Any obligation of the Sellers to indemnify the Purchaser pursuant to this Clause 11.2 shall apply, and be limited, to the percentage of such obligation which corresponds to the percentage of the direct or indirect capital interest of the respective Seller in the relevant Group Company.

11.2.6              Any Tax Indemnification Claim shall become due and payable to the Purchaser five (5) Business Days prior to the date at which the relevant Taxes become due and payable to the relevant Tax Authorities, but not earlier than five(5) Business Days after the Sellers have received the Purchaser’s notice pursuant to Clause 11.7.3 below.

11.3                       Tax Refunds and Reverse Indemnity

11.3.1              Subject to the provisions of this Clause 11.3, the Purchaser shall pay to the Sellersthe amount of any repayment of any Tax, whether in cash or by way of set-off (the “Tax Refund”), received after the Closing Date by a Group Company, the Purchaser (or its legal successor) or a related party of the Purchaser forany period ending on or before the Closing Date minus any Taxes levied on the Tax Refund which are payable by the Purchaser or a related party of the Purchaser or after the Closing Date by a Group Company (or any of its legal successors) unless such Tax Refund is shown in the Closing Financial Statements as an asset. A Tax Refund shall also be deemed to have occurred if and to the extent that the amount of any Tax liabilitiesor Tax provisions(including for the avoidance of doubt the accruals for real estate transfer tax) shown in the Closing Financial Statements and included in the Financial Indebtedness or the Net Working Capitalis found to be in excess of, or unnecessary in respect of, the matter for which such liability or provision has been recorded.

11.3.2              If and to the extent the income of a Group Company for the period ending on or before the Closing Date is increased after such date (e.g., by any Tax Authorities) and such increase of the income does not result in an actual Tax payment of the respective Group Company due to the fact that Taxes on the income of such Group Company are assessed directly against and paid in cash by the Sellers or any related party of the Seller due to the existence of a Tax group (Organschaft), the Purchaser shall compensate the Sellers by way of payment of an amount calculated in accordance with the principles set out in Clause 11.2.4 for any Tax Benefits of any Group Company, the Purchaser or any related party of the Purchaser (or the respective legal successor) resulting from a decrease of the taxable income of the Group Company (or their legal successor) in periods beginning after the Closing Date.

11.3.3              Any amount payable to the Sellers pursuant to this Clause 11.3 in respect of Taxes shall be due and payable within ten (10) Business Days after the Tax Refund pursuant to Clause 11.3.1 has been received (in whatever manner) or the Tax giving rise to the Tax Benefit pursuant to Clause 11.3.2 has been assessed.

11.4                       Settlement of VAT Fiscal Unity

11.4.1              With respect to the VAT fiscal unity (umsatzsteuerliche Organschaft) between RSGG as the common company (Organträger) and all German Group Companies as the controlled entities (Organgesellschaften, the controlled entities jointly referred to as the “Controlled VAT Members”),

(a)                                the respective Controlled VAT Member shall, and the Purchaser shallprocure that the respective Controlled VAT Member will reimburse RSGG for any output VAT (Umsatzsteuer), which (i) relates to supplies rendered or advance payments received by suchControlled VAT Member until and including the Closing Date and (ii) is paid or otherwise settled by RSGG in its capacity as the common parent, and

(b)                                RSGG shall reimburse the Controlled VAT Members for any input VAT (Vorsteuer), which

(i)                                    relates to supplies or advanced payments received by a Controlled VAT Member until and including the Closing Date; and

(ii)                                 credited to RSGG in its capacity as the common parent; and

(c)                                 RSGG shall reimburse each Controlled VAT Member for any special advance payment (Sondervorauszahlung) if and to the extent the respective Controlled VAT Member indemnified RSGG in respect of such special advance payment (Sondervorauszahlung).

11.4.2              The Controlled VAT Member shall not be required to reimburse RSGG pursuant to Clause 11.4.1(a), and RSGG shall not be required to reimburse the Controlled VAT Members pursuant to Clause 11.4.1(b) if, and to the extent that,the Controlled VAT Member effected payment of the respective output VAT amount to RSGG or received payment of the respective input VAT amount from RSGG, as the case may be, until and including the Closing Date.

11.4.3              For the avoidance of doubt, Clause 11.2and Clause 11.3 remain unaffected.

11.5                       Tax Covenants by the Purchaser

11.5.1              After the Closing Date, the Purchaser shall not take, or permit a Group Company to take, any actionwith respect to tax filings or with (retroactive) legal effect for periods ending on or before the Closing Date (including any new Tax election or any change in the exercise of any Tax election right, the approval or implementation of any reorganization measure) that gives rise to, or results in any increase or acceleration of any Tax liability, any increase of taxable income or any reduction of Tax losses, in each case of the Sellers or related party of the Sellers or of the Group Companies with respect to periods ending on or before the Closing Date, in each case unless required by law or permitted, initiated or directed by the Sellers pursuant to this Clause 11or otherwise.

11.5.2              The Purchaser shall indemnify the Sellers and any related party of the Sellers from any Taxes relating to any period beginning after the Closing Date which are payable by the Sellers or any related party of the Sellers for the Group Companies.

11.5.3              If the Purchaser fails to comply with any covenant set forth in this Clause 11.5, the Purchaser shall indemnify and hold harmless the Sellers and any related party of the Sellers from and against any Taxes of the Sellers and any related party of the Sellers which are caused by such failure.

11.6                       Allocation of Taxes

11.6.1              For purposes of this Clause 11, Taxes allocable to the fiscal year, during which Closing occurs, shall be determined as if the fiscal year for Tax purposes ended on the Closing Date, irrespective of whether the fiscal year actually ends on the Closing Date; Tax allowances (Steuerfreibeträge) shall be allocated to the portion of the fiscal year prior to and after the Closing Date on a pro rata basis.

11.6.2              As far as complying with applicable law and accounting standards, all determinations necessary to give effect to the allocations under this Clause 11.6 shall be made in a manner consistent with past practice of the Group Companies.

11.6.3              For the avoidance of doubt, for the purpose of this Clause 11.6, a Tax shall also be attributable to a period ending on or prior to the Closing Date, if such Tax relates to incorrect Tax balance sheets for periods ending on or prior to the Closing Date which have been corrected (Bilanzberichtigung) with effect to

Tax periods ending after the Closing Date due to expiration of statute of limitation.

11.7                       Cooperation in Tax Matters; Tax Audits and Proceedings

11.7.1              Except as provided in Clause 11.7.2, after the Closing Date, the Purchaser shall prepare and file (or cause the Group Companies to prepare and file), when due, all returns, declarations, reports, claims for refund, notices, forms or information relating to any Tax (the “Tax Returns”) required to be filed by or on behalf of the Group Companies with respect to periods ending on or before the Closing Date. Such Tax Returns shall be prepared on a consistent basis, applying (to the extent in accordance with mandatory law) the same policies, procedures, practices and election rights as applied in the preparation of the Tax Returns for previous Tax periods of the relevant Group Company, provided, however, that any claims for capital allowances and surrenders of group relief under Tax in the United Kingdom shall be made as directed by Sellers with respect to any time periods until the Closing Date (the “Relevant Principles”). The Purchaser shall provide, or cause to be provided, drafts of such Tax Returns other than monthly tax filings or equivalent regular Tax filings as timely prior to the relevant filing date as reasonably appropriate but in any event with respect to tax returns the filing of which is not due within fifty (50) Business Days from Closing not later than twenty-five (25) Business Days before the tax returns are due in order to enable Sellers to review such Tax returns and provide comments thereon to the Purchaser. All such Tax Returns and any amendments to all Tax Returns filed by the Group Companies which relate to periods ending on or before the Closing Date shall require the prior written consent of the Sellers and shall, if the Sellers and the Purchaser fail to reach an agreement thereon, be prepared and filed in accordance with Sellers’ instructions, except if and to the extent these instructions do not comply with mandatory law or the Relevant Principles. The consent of the Sellers is deemed to be granted if the Sellers do not provide the Purchaser within fifteen(15) Business Days after having received the draft Tax Return with reasonably detailed, written instructions in respect of the filing of Tax Return. If a Group Company forms two short financial years (Rumpfwirtschaftsjahre) in the calendar year, in which the Closing Date falls, and if further the income or other tax items attributable to these two short fiscal years are reported in one Tax assessment period, it is being understood that the provisions of this Clause 11.7.1 shall apply only to the first short fiscal year ending on or prior to the Closing Date.

11.7.2              Sellers shall prepare and file, or cause to be prepared and filed, when due:

(a)                                all United States consolidated federal Income Tax Returns which include the U.S. Companies and any other member of the Rockwood group with respect to periods ending on or prior to the Closing Date;

(b)                                any other consolidated, combined or unitary Tax Return which includes the U.S. Companies and RSGI or any other member of the Rockwood group with respect to periods ending on or prior to the Closing Date;

(c)                                 any other state or local income or franchise Tax Returns for the U.S. Companies with respect to periods ending on or prior to the Closing Date; and

(d)                                any United Kingdom corporation Tax Returns for any Group Company or any Subsidiary with respect to periods ending on or prior to the Closing Date.

Clause 11.7.1 sentences 2, 3, 4 and 5 shall apply mutatis mutandis to all such returns and filings.

11.7.3              After the Closing Date, the Purchaser shall within ten (10) Business Days after receipt provide (and cause the Group Companies to provide) the Sellers with copies of all tax assessment notices (Steuerbescheide), other written decisions and written notices of any Tax audit, proceeding or investigation and any other written communication received by any Group Company, the Purchaser or any related party of the Purchaser from any Tax Authority, court or other third party and relating to Taxes of the periods ending on or before the Closing Date that could reasonably be expected to give rise to a Tax Indemnification Claim (the “Relevant Tax Matter”). Such notice may be made available to Sellers in electronic form and shall upon reasonable request of the Sellers be accompanied by evidence necessary to determine the relevant facts and amounts.

11.7.4              With respect to any Relevant Tax Matter, the Purchaser shall procure that (i) Sellers and Sellers’ advisors are granted the right to participate in meetings and correspondence with the relevant Tax Authorities, including in connection with any Tax audits, (ii) all written questions or information requests by the Tax Authorities, including Tax auditors, are forwarded to the Sellers as soon as reasonably practical for evaluation and comments and (iii) such comments are duly incorporated by the relevant Group Company in its statement to the Tax Authority as far as such comments comply with mandatory law. The Purchaser shall procure that the Tax Authorities conducting the Tax audit shall be asked to raise their questions and information requests in writing and that the Seller is informed of the ongoing process of the Tax audits. The Purchaser shall not (and shall ensure that the Group Companies will not) settle, concede or give their consent to the findings of any Tax audit relating to any Relevant Tax Matter without the prior written consent of the Sellers. Upon the request of the Sellers, the Purchaser shall procure that, notwithstanding any other provision of this Clause 11.7, but without prejudice to Purchaser’s rights to co-operation and information under Clause 11, the Sellers or Sellers’ advisors may represent the Group members in any German and US tax audits or similar proceedings relating to Taxes allocable to periods until and including the Closing Date vis-à-vis the Tax Authorities and shall lead such audits or other proceedings vis-à-vis the Tax Authorities.

11.7.5              The Purchaser shall procure that, upon the request of the Sellers and at the Sellers’ expense, objections are filed and legal proceedings are instituted and conducted against any Tax assessments or other decisions of the Tax Authorities with respect to Relevant Tax Matters (herein collectively “Tax Litigation”) in accordance with the Sellers’ directions. The Sellers shall have the right to lead any Tax Litigation and the Purchaser shall cooperate and follow the Sellers’reasonable instructions and shall cause the Group Companies or their respective successors to cooperate and follow the Sellers’reasonable instructions in each phase of such Tax Litigation. The Purchaser shall provide, or procure that the Group Companies provide at Sellers’ expense, all documentation and information reasonably requested by the Seller as soon as reasonably practicable after the receipt of such request. The Purchaser shall not settle, and shall ensure that the Group Companies will not settle, any Tax Litigation without prior written consent of the Sellers.

11.7.6              After the Closing Date, the Parties shall, without prejudice to the other provisions of Clause 11, fully cooperate, and shall cause the Group Companies and their representatives to fully cooperate, in all other respects in connection with all Relevant Tax Matters, including the preparation and filing of any Tax Return or the conducting of any audit, investigation, dispute or appeal or any other communication with any Tax Authority. Following Closing and upon written request of the Purchaser, the Sellers shall and shall ensure that their Affiliates, make available to the Purchaser and the Group such reasonably requested tax related documentation concerning the Group that is available at the Sellers and Sellers’ Affiliates.The Purchaser agrees to cause the Group Companies to give the Sellers reasonable notice prior to discarding or destroying any books and records relating to Relevant Tax Matters and, if the Sellers so requests, to allow the Sellers to take possession of such books and records to be otherwise destroyed or discarded.

11.7.7              If the Closing Date falls on a date other than the date, at which the fiscal year of the relevant Group Company ends, the obligations of the Parties pursuant to this Clause 11.7 shall apply to all matters, events, proceedings or similar circumstances relating to the time period (Zeitraum) beginning at the first date of the Group Company’s fiscal year and ending at (and including) the Closing Date. To the extent permitted by applicable law, Purchaser and Sellers shall cooperate in making any elections or taking any other action that will have an effect in taxable periods of the Group Companies that begin prior to the Closing Date and end on or prior to the Closing Date.

11.8                       Limitation Periods

Any claims of the Parties pursuant to Clause 5.10 and thisClause 11 shall be subject to a limitation period expiring as follows:

With respect to Tax, on the later of (i) six (6) months after the Tax assessment for the relevant Tax and the relevant period has become final and binding and cannot be amended to the detriment of a Group Company or (ii) the expiration of the statute of limitations applicable to Tax assessments for the relevant period or (iii) with respect to Tax which is not subject to assessment (e.g. Tax equivalents under tax sharing agreements) six (6) months after the respective Tax claim has been raisedor (iv) with respect to Tax refunds not later than six (6) months after the Sellers have been informed about such Tax refund.

11.9                       Real Estate Transfer Taxes and other Transfer Taxes and Notifications

11.9.1              Subject to Clause 3.10, the Purchaser shall bear any and all real estate transfer Taxes or other transfer Taxes incurred in connection with the purchase of the Shares in the Group Companies under the Tax laws of Germany or any other jurisdiction. The Sellers shall provide all information necessary for real estate transfer tax filings.

11.9.2              The Parties shall fully cooperate in keeping any transaction taxes low. Sellers shall make any filings and reporting’s in the People’s Republic of China necessary under Circular 698.The Sellers shall be responsible for any taxes with regard to the transfer of the shares in PST Mexico and shall timely provide all evidence and documentation as requested by Purchaser which Purchaser or a Group Company may require to avoid joint and several liability for taxes payable by Sellers upon the sale of the shares in PST Mexico, in particular evidence relating to the appointment of a legal representative (in notarised form affixed with a local apostille), a certificate of residence and copies of applicable tax return and tax attest report (Dictamen Fiscal sobre Enajenación de Acciones). At the direction of the Purchaser, the Seller, the Purchaser and their respective Affiliates shall elect to treat the purchase and sale of shares of CeramTec NA as a sale of assetsas provided in Section

338(h)(10) of the Code (and shall elect to apply any similar provision of state or local Tax law).

11.10                Treatment of Payments

Sellers and Purchaser, the U.S. Companies and their respective Affiliates shall treat any and all payments under this Clause 11 as well as any other claims under this Agreement, including any compensation for Breach and any payment pursuant to Clause 9.3.4 as an adjustment to the final Purchase Price unless they are required to treat such payments otherwise by applicable Tax laws.

12.                              RESCISSION

12.1                       The Sellers and RSGG collectively but not individually shall be entitled to rescind this Agreement at any time by written declaration hereof to the Purchaser, if they have complied fully (except if such non-compliance is not related to the triggering of the condition under Clause 12.1.1, 12.1.2 or 12.1.3 as the case may be) with their obligations under Clause 9.7of this Agreement and if:

12.1.1              the Condition Precedent in Clause 2.4.1 has not been fulfilled within four (4) months from the date of this Agreement (the “Long Stop Date”); or

12.1.2              if Purchaser has not fulfilled its obligation to make those filings for the Regulatory Clearancesspecified in Clause 9.7.3 (x)within twenty (20) Business Days after the Signing Date; or

12.1.3              the payment of the Preliminary Purchase Price under Clause 3.4is not made in full when due and such failure to pay continues for more than ten (10) Business Days.

12.2                       The Purchaser shall be entitled to rescind this Agreement at any time by written declaration hereof to the Sellers and RSGG if:

12.2.1              the Closing Date does not occur on or beforeOctober 12, 2013, 18:00 hrs CEST; or

12.2.2              the filings required to be made by the Seller under Clause 9.7.3(y) have not been duly made within twenty (20) Business Days after the Signing Date.

12.3                       If the Sellers, RSGG or the Purchaser rescind this Agreement under Clause 12, this Agreement shall terminate and cease to be of effect immediately, save only for the provision of this Clause 12 (Rescission), Clauses 6 (Indemnification by Sellers), 11.9 (Real Estate Transfer Taxes and Other Transfer Taxes and Notifications), 13 (Confidentiality) and 14 (Miscellaneous) which shall continue in full force and effect.

12.4                       In the event the Sellers and RSGG validly rescind this Agreement in accordance with Clause 12.1.1 or Clause 12.1.3, the Purchaser shall pay to RSKG a contractual penalty of EUR 30,000,000 (thirty million Euros).

12.5                       Any claims by Seller in respect of prior Breach or otherwise under this Agreement shall remain unaffected by any rescission (or absence of such), but the payment pursuant to Clause 12.4 shall be offset (angerechnet) against any other damage or payment claim which shall be limited to Losses.

13.                              CONFIDENTIALITY

13.1                       The Sellers and RSGG undertake and shall procure that their Affiliates undertake, for a period of two (2) years from the Closing Date to keep confidential all information constituting trade secrets of the Group known to them and not to disclose such matters and secrets, directly or indirectly, to any third party.

13.2                       Except as agreed between the Sellers and RSGG and the Purchaser in writing, no Party will issue any press release or other public communication relating to this Agreement or the transactions contemplated hereby and/or will disclose any details regarding this transaction and the content of this Agreement to any third party (other than to its respective representatives, advisors and financing institutions in connection with the preparation, negotiation and the completion of this Agreement and the transactions stipulated herein (including, for the avoidance of doubt, the Financing)  in each case subject to appropriate confidentiality obligations), provided however, that no Party shall be prevented from making disclosures required by applicable law.

13.3                       The obligations of confidentiality in Clauses 13.1 and 13.2 shall not apply to confidential information, which was or is lawfully obtained by the Sellers or RSGG from other sources not being a Group Company or the Purchaser (before or after Closing), which was or is or becomes generally available to the public other than through a breach of this Agreement by the Sellers or Sellers’ Affiliates or representatives or advisers, or which ceases to be a trade secret, or which is required to be disclosed to a competent tribunal or government agency or other regulatory body (including pursuant to a subpoena, civil investigative demand (or similar process), order, statute, rule of other legal requirement promulgated or imposed by a court or by a judicial, regulatory, self-regulatory or legislative body, organization, agency or committee or otherwise in connection with any judicial or administrative proceeding (including, in response to oral questions, interrogatories or requests for information or documents).

13.4                       Without prejudice to Clause 13.1 and notwithstanding Clause 13.2, the Sellers and RSGG shall be entitled to provide information, the disclosure of which would otherwise be prevented by Clause 13.2, to their partners, advisers, directors, officers or employees and their affiliates (on a need to know basis), provided they are notified of the confidential nature prior to any disclosure to them and agree to keep such information properly confidential.

13.5                       Sellers and RSGG hereby waive any claim they may have resulting from or out of the execution of the non-disclosure agreement entered into with Cinven Partners LLP dated 28 February 2013 and irrevocably offer for the benefit of (echter Vertrag zu Gunsten Dritter) Cinven Partners LLP(i) to terminate such agreement with immediate effect and Sellers (ii) to assign to Purchaser all benefit rights and claims under any non-disclosure or similar agreement entered into by any of them or any of Sellers’ Affiliates with any other potential purchaser or finance provider in connection with the transactions contemplated in this Agreement. The same shall apply mutatis mutandis for any claim resulting from or in connection with any rules applying to the Data Room.

14.                             PURCHASER NOMINEE

14.1                       If the Purchaser timely notifies that one or more Purchaser Nominees are to become purchasers, each Purchaser Nominee shall owe and pay any purchase price (preliminary purchase price and balancing amount, if any) payable hereunder in respect of the Shares and Loans (if any) to be acquired by it.

14.2                       Each Purchaser Nominee shall be deemed to have givenmutatis mutandis the representations and warranties in relation to itself as set out in Clause 7 on a several basis (but not jointly and severally with the Purchaser or any other Purchaser Nominee), provided, however, that the Purchaser shall remain jointly and severally liable for any of the obligations then applicable to each of the Purchaser Nominees.

15.                              MISCELLANEOUS

15.1                       All notarial fees, transfer taxes, stamp duties and other public levies (but subject to Clause 3.10), as well as the costs of any merger control proceedings or other governmental approvals or filings connected with the execution and implementation of this Agreement, shall be borne by the Purchaser. Apart from the items set forth in this Clause 15.1, each Party shall bear its own costs and taxes and the costs of its advisors.

15.2                       This Agreement, including the Exhibits and Schedules, contains the entire agreement of the Parties with respect to the subject matter hereof. Any supplements or amendments to, or the termination of, this Agreement, as well as any declarations to be made hereunder, shall be valid only if made in writing, or if required by law, in due notarial form. This shall also apply to any change to, or cancellation of, this provision.

15.3                       Unless provided otherwise in this Agreement, all declarations (Willenserklärungen)to be made or notices to be given by the Parties under this Agreement shall be in writing in English. They may be made by facsimile, in which case they must simultaneously be sent by registered mail with recorded delivery, or in any other manner permitted by law.

15.4                       All declarations (Willenserklärungen) and notices under this Agreement or in consummation thereof shall be made, accepted or received with legally binding effect on behalf of a Party by the representative set out against its name below, and each Party so represented hereby fully grants the corresponding power of attorney to such representative:

15.4.1              As representative for the Sellers and RSGG:

Willkie Farr & Gallagher LLP
Attn: Georg Linde
An der Welle 4
60322 Frankfurt am Main, Germany
Email: glinde@willkie.com
Fax: + 49 69 79 302 222

with copies (which shall not be required to constitute notice) to:

Rockwood Holdings, Inc.	Rockwood Specialties Group GmbH
Attn: Thomas J. Riordan	Attn: Udo Pinger
100 Overlook Center	Königsberger Straße 1
Princeton, NJ, 08540	60487 Frankfurt am Main
United States	Germany
TRiordan@rocksp.com	udo.pinger@rocksp.de

15.4.2              As representative for the Purchaser:

Faenza Acquisition GmbH
Attn: The Managing Directors
Mainzer Landstraße 46
60325 Frankfurt am Main, Germany
Email: to be notified
Fax: to be notified

with copies (which shall not be required to constitute notice) to:

Clifford Chance Partnerschaftsgesellschaft
Attn: Christopher Kellett
Az.: 41-40546525
Mainzer Landstraße 46
60325 Frankfurt am Main, Germany
Email: christopher.kellett@cliffordchance.com

Fax: +49 (0) 69 7199 4000

15.5                       Should a provision of this Agreement, or a provision included in this Agreement at a later point in time, be or become invalid or null and void as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void provision shall be deemed replaced, or the gap shall be deemed filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point at the time of conclusion of this Agreement.

15.6                       Unless expressly provided otherwise herein, the Purchaser shall not be entitled (i) to set off (aufrechnen) any rights and claims it may have against any rights or claims any other party may have under this Agreement or otherwise, or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) unless the rights or claims of the relevant party claiming a right to set off (Aufrechnung) or retention have been acknowledged (anerkannt) in writing by the relevant other party/parties or have been confirmed by final decision of a competent court (Gericht).

15.7                       The Purchaser acknowledges and agrees that none of Sellers’ Beneficiaries shall have any liability or obligation towards the Purchaser or any Group Company, arising out of, in connection with or resulting from the activities in connection with the preparation, negotiation and implementation of this Agreement and the transactions contemplated thereby (including but not limited to any information or advice given or supplied by the Sellers’ Beneficiaries) unless expressly agreed otherwise in writing between any of the Sellers’ Beneficiaries and the Purchaser.

15.8                       Subject to Closing,

15.8.1              the Purchaser hereby waives, and undertakes to not maintain, assert or enforce, any claims in existence at the Closing with respect to their grounds (dem Grunde nach bestehen) and not provided for in this Agreement against the Sellers and Sellers’ Beneficiaries, unless such claim is based on wilful misconduct (Vorsatz); and

15.8.2              the Sellers and RSGG shall waive and not enforce, and shall procure that the Sellers’ Affiliates shall waive and not enforce, any claim against any employee, officer or director of any Group Company, whatever the legal basis whether in connection with or arising out of the preparation, negotiation and implementation of the transactions contemplated by this Agreement or otherwise (in particular, but without limitation, in connection with any claim of Purchaser or Purchaser Nominee against Seller and/or RSGG under or in connection with this Agreement), unless such claim is based on wilful misconduct (Vorsatz).

15.9                       If any payment or other performance is made by the Sellers or RSGG to the Purchaser (or at the Purchaser’s request to any Group Company) or by the Purchaser to the Sellers and/or RSGG in respect of any claim under or in connection with this Agreement, the payment or in case of a non-financial performance its financial value shall be treated as a correction of the consideration paid by the Purchaser for the Shares under this Agreement and such consideration shall be deemed to have been reduced or increased, as the case may be, by the amount of such payment.

15.10                Any obligation or liability of the Sellersor RSGG (other than for a Breach of Clauses 5.2.3 through 5.2.6, 5.10or for a claim under Clause 11) under, or arising from, this Agreement lapses in the event that after Closing (i) the ultimate controlling shareholder (or a group of shareholders acting jointly) of the Purchaser ceases to control (directly or indirectly) the majority of the voting rights or board seats or otherwise the management of the Purchaser, or (ii) the majority of voting rights or board seats or otherwise the management of the Purchaser becomes (directly or indirectly) controlled by a person or group of persons acting jointly who were not in control before.

15.11                The Purchaser shall not, in whole or in part, transact in rem (verfügen) any claims (including future or contingent claims) arising from or in connection with this Agreement by way of sale, transfer, agreement, covenant, assignment, encumbrance or otherwise without the prior written consent of the Sellers. This shall, without limitation, also apply to any disposal by way of a demerger pursuant to Section 123 Reorganisation Act (UmwG) unless the Purchaser’s claims arising from and in connection with this Agreement are by way of such demerger transferred together with all or substantially all other assets of the Purchaser to one and the same receiving entity. The transfer restrictions pursuant to this Clause 15.11 shall not apply in the event of an assignment to lenders or syndicatees (or their agent(s)) in connection with the financing of all or part of the Preliminary Purchase Price or final Purchase Price or the Group’s business.

15.12                The Sellers and RSGG hereby agree, that each of, RSKG and RSGI and the representative for the Sellers as set forth in Clause 15.4, each individually and exempted from the restrictions set forth in Section 181 BGB, are hereby authorized to represent the Sellers through any declaration or notice (in each case made or received) or action or any other legal measure in connection with or under this Agreement. If and to the extent the Sellers and RSGG are entitled to enforce a right or make a declaration, any such enforcement or declaration shall only be valid if made collectively for and by all the Sellers and RSGG.

15.13                This Agreement shall be governed by German law. The English language version shall be determinative (even if a translation is made), provided that where German expressions are used in parentheses, the German expression shall be determinative.

15.14                In this Agreement:

15.14.1       any German legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Germany, be deemed to include what most nearly approximates in that jurisdiction to the German legal term and any reference to any German statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction; and

15.14.2       the headings shall not affect the interpretation of this Agreement.

15.15                Any dispute arising from or in connection with this Agreement and its consummation shall be finally settled by three arbitrators in accordance with the arbitration rules of the International Chamber of Commerce as applicable from time to time without recourse to the courts of law. The venue of the arbitration shall be Frankfurt am Main, Germany. The language of the arbitral proceedings shall be English, provided however, that the Parties shall be entitled to submit written evidence in the German language. In the event mandatory applicable law requires any matter arising from or in connection with this Agreement and its consummation to be decided upon by a court of law, the competent courts in and for Frankfurt am Main, Germany, shall have the exclusive jurisdiction thereupon.

15.16                The Parties agree that Willkie Farr & Gallagher LLP shall not be prevented from representing the Sellers and their Affiliates (other than any Group Company), directors and officers in any matter in relation to this Agreement, including, but not limited to claims for Breach, claims for indemnification and rescission. The same shall apply mutatis mutandis in relation to Clifford Chance LLP (or any associated firm or entity) representing the Purchaser and/or its Affiliates, including any Group Company following Closing.

TABLE OF EXHIBITS AND SCHEDULES

Schedule (E)	Loans

Schedule 1	Sellers’ Knowledge

Schedule 2.1.3(a)	Polish Share Transfer Agreement

Schedule 2.1.3(b)	Mexican Share Transfer Agreement

Schedule 2.4.1	Regulatory Clearances

Exhibit 2.5	Consent by CeramTec and RSKG

Schedule 3.1.1	Allocation of Purchase Price

Schedule 3.1.2(a)	Cash

Schedule 3.1.2(b)	Financial Indebtedness

Schedule 3.1.2(c)-1	Definition of Net Working Capital

Schedule 3.1.2(c)-2	Reference Net Working Capital

Schedule 3.5	Escrow Agreement

Schedule 3.6	Closing Memorandum

Schedule 5.2.4	Subsidiary Shares

Schedule 5.3.2	Sureties, Guarantees

Schedule 5.4.1	Owned Real Estate

Schedule 5.4.2	Lease Agreements

Schedule 5.5.1	Intellectual Property Rights

Schedule 5.5.2	Challenges to Material IP

Schedule 5.6.2	Public Grants, Subsidies

Schedule 5.6.3	Suppliers, Customers

Schedule 5.6.5(d)	Encumbrances over Current and Fixed Assets

Schedule 5.6.6	Conduct of Business since January 1, 2013

Schedule 5.7.1	Special Rights for Management

Schedule 5.7.2	Works Agreements, Reconciliations of Interests, Social Plans

Schedule 5.7.3	Material Pension Schemes

Schedule 5.7.4	U.S. Benefit Plans

Schedule 5.7.8	Exceptions relating to U.S. Company Benefit Plans

Schedule 5.7.9	Labor Law Disputes

Schedule 5.8.1	Legal Proceedings

Schedule 5.9.1	Environmental Contamination of Real Estate

Schedule 5.10.2	Tax Audit Proceedings

Schedule 6.3.1	Purchaser’s Knowledge

Schedule 6.3.1(e)(ii)	Equity Bridge Items

Schedule 6.15	Deposit Instructions

Exhibit 7.6.1	Debt Commitment Letter

Exhibit 7.6.2	CP Satisfaction Letter

Exhibit 7.6.3	Equity Commitment Letter

Schedule 7.8	Ownership Structure of Purchaser

Schedule 9.1	Permitted Actions

Schedule 9.1.2	Material Investments

Schedule 9.1.10	Settlement of Inter-Group Accounts

Schedule 9.4.1	Cash Pool Agreements

Schedule 9.5.1	Resigning Directors

Schedule 9.5.2	Waiver and Indemnity

Schedule 9.6.1	DN Pensionskasse Participation Agreement

Schedule 9.7.1	Contact Persons

Schedule 9.7.2	Refinancing Matters

Schedule 9.10	Related Party Agreements

Schedule 9.11	Tail Cover Insurance Proposal